WE SEE MINING DIFFERENTLY.

2014 FIRST QUARTER REPORT

SILVER WHEATON

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three Months Ended March 31, 2014

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Silver Wheaton Corp.’s (“Silver Wheaton” or the “Company”) unaudited condensed interim consolidated financial statements for the three months ended March 31, 2014 and related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting  (“IAS 34”).  In addition, the following should be read in conjunction with the 2013 audited consolidated financial statements, the related MD&A and the 2013 Annual Information Form as well as other information relating to Silver Wheaton on file with the Canadian securities regulatory authorities and on SEDAR at www.sedar.com.  This MD&A contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained on page 33 of this MD&A as well as throughout this document.  All figures are presented in United States dollars unless otherwise noted.  This MD&A has been prepared as of May 8, 2014.

Highlights

Operations

•
Attributable silver equivalent production for the three months ended March 31, 2014 of 9.0 million ounces (6.9 million ounces of silver and 33,800 ounces of gold) representing an increase of 8% over the comparable period of 2013.

•
Attributable silver equivalent sales volume for the three months ended March 31, 2014 of 8.1 million ounces (6.2 million ounces of silver and 30,100 ounces of gold) representing an increase of 17% over the comparable period of 2013.

•
Average realized sale price per silver equivalent ounce sold for the three months ended March 31, 2014 of $20.38 ($20.36 per ounce of silver and $1,283 per ounce of gold), representing a decrease of 31% as compared to the comparable period of 2013.

•	Revenue for the three months ended March 31, 2014 of $165.4 million compared with $205.8 million for the comparable period in 2013, representing a decrease of 20%.

•
Net earnings for the three months ended March 31, 2014 of $79.8 million ($0.22 per share) compared with $133.4 million ($0.38 per share) for the comparable period in 2013, representing a decrease of 40%.

•
Operating cash flows for the three months ended March 31, 2014 of $114.8 million ($0.32 per share¹) compared with $165.6 million ($0.47 per share¹) for the comparable period in 2013, representing a decrease of 31%.

•
On May 5, 2014, the Board of Directors declared a dividend in the amount of $0.07 per common share as per the Company’s stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the previous four quarters operating cash flow.  This dividend is payable to shareholders of record on May 20, 2014 and is expected to be distributed on or about May 30, 2014.

•	Average cash costs² for the three months ended March 31, 2014 of $4.57 per silver equivalent ounce compared with $4.39 per silver equivalent ounce for the comparable period in 2013.

•	Cash operating margin³ for the three months ended March 31, 2014 of $15.81 per silver equivalent ounce compared with $25.33 per silver equivalent ounce for the comparable period in 2013.

•
As at March 31, 2014, approximately 6.3 million payable silver equivalent ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts.  This represents an increase of 0.1 million payable silver equivalent ounces during the three month period ended March 31, 2014.

___________________________________
1 Refer to discussion on non-IFRS measure (i) on page 19 of this MD&A.
2 Refer to discussion on non-IFRS measure (ii) on page 20 of this MD&A.
3 Refer to discussion on non-IFRS measure (iii) on page 21 of this MD&A.

SILVER WHEATON 2014 FIRST QUARTER REPORT [1]

Other

•
On March 20, 2014, the Company announced that it will be implementing a dividend reinvestment plan whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares.  The plan will be effective commencing with the second dividend of 2014 which will be paid on or about May 30, 2014.

•	On March 31, 2014, with the unanimous consent of lenders, the term of the Company’s $1 billion non-revolving term-loan (“NRT Loan”) was extended by one year.

•	On March 26, 2014, the Company paid $125 million to Hudbay Minerals Inc. ("Hudbay") in satisfaction of the final upfront payment relative to the silver stream on the Constancia project.

Overview

Silver Wheaton Corp. is a mining company which generates its revenue primarily from the sale of silver and gold.  The Company is listed on the New York Stock Exchange and the Toronto Stock Exchange and trades under the symbol SLW.

To date, the Company has entered into 20 long-term purchase agreements and one early deposit long-term purchase agreement associated with silver and/or gold (“Precious Metal Purchase Agreements”), relating to 24 different mining assets, whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment which is fixed by contract, generally at or below the prevailing market price.  Attributable silver and gold as referred to in this MD&A and financial statements is the silver and gold production to which Silver Wheaton is entitled pursuant to the various purchase agreements.  During the three months ended March 31, 2014, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.12 and $381, respectively.  The primary drivers of the Company’s financial results are the volume of silver and gold production at the various mines to which the Precious Metal Purchase Agreements relate and the price of silver and gold realized by Silver Wheaton upon the sale of silver and gold received.

Outlook1

Silver Wheaton is the largest precious metals streaming company in the world.  Based upon its current agreements, forecast 2014 attributable production is approximately 36 million silver equivalent ounces, including 155,000 ounces of gold.  By 2018, annual attributable production is anticipated to increase significantly to approximately 48 million silver equivalent ounces, including 250,000 ounces of gold.  Growth from 2014 to 2018 is driven by the Company’s portfolio of low-cost and long-life assets, including gold streams on Vale S.A.’s (“Vale”) Salobo and Sudbury mines in addition to the silver and gold stream on Hudbay’s Constancia project.

The $82.0 million of cash and cash equivalents as at March 31, 2014 combined with the liquidity provided by the available credit under the undrawn $1 billion Revolving Facility and ongoing operating cashflows, positions the Company well to fund all outstanding commitments as well as providing flexibility to acquire additional accretive precious metal stream interests.

1
Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 FIRST QUARTER REPORT [2]

Silver and Gold Interests1

The following table summarizes the silver and gold interests currently owned by the Company:

Silver and Gold Interests	Mine Owner	Location of Mine	Upfront Consideration 1	Attributable Production to be Purchased		Term of Agreement	Date of Contract
				Silver	Gold
San Dimas	Primero 2	Mexico	$ 189,799	100% 2	0%	Life of Mine	15-Oct-04
Yauliyacu	Glencore	Peru	$ 285,000	100% 3	0%	20 years	23-Mar-06
Peñasquito	Goldcorp	Mexico	$ 485,000	25%	0%	Life of Mine	24-Jul-07
777	Hudbay	Canada	$ 455,100	100%	100%/50% 4	Life of Mine	8-Aug-12
Salobo	Vale	Brazil	$ 1,330,000 5	0%	25%	Life of Mine	28-Feb-13
Sudbury	Vale	Canada	$ 623,572 6	0%	70%	20 years	28-Feb-13
Barrick			$ 625,000
Pascua-Lama	Barrick	Chile/Argentina		25%	0%	Life of Mine	8-Sep-09
Lagunas Norte	Barrick	Peru		100%	0%	6 years 7	8-Sep-09
Pierina	Barrick	Peru		100%	0%	6 years 7	8-Sep-09
Veladero	Barrick	Argentina		100% 8	0%	6 years 7	8-Sep-09
Other			$ 1,148,833
Los Filos	Goldcorp	Mexico	$ 4,463	100%	0%	25 years	15-Oct-04
Zinkgruvan	Lundin	Sweden	$ 77,866	100%	0%	Life of Mine	8-Dec-04
Stratoni	Eldorado Gold 9	Greece	$ 57,500	100%	0%	Life of Mine	23-Apr-07
Minto	Capstone	Canada	$ 54,805	100%	100%	Life of Mine	20-Nov-08
Cozamin	Capstone	Mexico	$ 41,959	100%	0%	10 years	4-Apr-07
Neves-Corvo	Lundin	Portugal	$ 35,350	100%	0%	50 years	5-Jun-07
Aljustrel	I'M SGPS	Portugal	$ 2,451	100%	0%	50 years	5-Jun-07
Mineral Park	Mercator 11	United States	$ 42,000	100%	0%	Life of Mine	17-Mar-08
Campo Morado	Nyrstar NV	Mexico	$ 79,250	75%	0%	Life of Mine	13-May-08
Keno Hill	Alexco	Canada	$ 50,000	25%	0%	Life of Mine	2-Oct-08
Rosemont	Augusta	United States	$ 230,000 12	100%	100%	Life of Mine	10-Feb-10
Loma de La Plata	Pan American	Argentina	$ 43,289 13	12.5%	0%	Life of Mine	n/a 14
Constancia	Hudbay	Peru	$ 429,900 15	100%	50% 16	Life of Mine	8-Aug-12
Early Deposit
Toroparu	Sandspring	Guyana	$ 148,500 17	0%	10% 17	Life of Mine	11-Nov-13

1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)
Until August 6, 2014, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  After August 6, 2014, Primero will deliver a per annum amount to  Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

3)
To a maximum of 4.75 million ounces per annum.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.

4)
Silver Wheaton is entitled to acquire 100% of the life of mine gold production from Hudbay’s 777 mine until Hudbay’s Constancia project satisfies a completion test, or the end of 2016, whichever is later.  At that point, Silver Wheaton’s share of gold production from 777 will be reduced to 50% for the life of the mine.

5)
Does not include the contingent payment related to the Salobo mine expansion.  Vale is in the process of expanding the mill throughput capacity at the Salobo mine to 24 million tonnes per annum ("Mtpa") from its current 12 Mtpa. If throughput capacity is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $67 million if throughput capacity is expanded to 28 Mtpa by January 1, 2031 up to $400 million if throughput capacity is expanded to 40 Mtpa prior to January 1, 2021.

6)	Comprised of a $570 million upfront cash payment plus warrants to purchase 10 million shares of Silver Wheaton common stock at a strike price of $65, with a term of 10 years.
7)	Barrick will deliver to Silver Wheaton silver production from the currently producing mines until December 31, 2016.
8)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
9)	95% owned by Eldorado Gold Corporation.
10)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
11)
On December 12, 2013, Mercator announced that they had entered a plan of arrangement with Intergeo MMC Ltd. to combine and create a new copper focused metals company.  Mercator has also indicated that it is anticipated that the plan of arrangement transaction will be completed in Q2 2014.

12)
Currently reflected as a contingent obligation, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

13)
Comprised of $10.9 million allocated to the silver interest upon the Company’s acquisition of Silverstone Resources Corp. in addition to a contingent liability of $32.4 million, payable upon the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

14)	Definitive terms of the agreement to be finalized.
15)	Comprised of $294.9 million which has been paid to date, with a further payment of $135 million to be made once $1.35 billion in capital expenditures has been incurred at Constancia.
16)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
17)
Comprised of $13.5 million paid to date in addition to $135 million to be payable on an installment basis to partially fund construction of the mine.  During the 90 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2015 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the early deposit of $11.5 million (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

1
Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 FIRST QUARTER REPORT [3]

San Dimas

On October 15, 2004, the Company entered into an agreement with Goldcorp Inc. (“Goldcorp”) to acquire an amount equal to 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years.  The Luismin mining operations consisted primarily of the San Dimas and the Los Filos mines.

On August 6, 2010, Goldcorp completed the sale of the San Dimas mine to Primero Mining Corp. (“Primero”).  In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine.  The term of the agreement, as it relates to San Dimas, was extended to the life of mine.  During the first four years following the closing of the transaction, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  Beginning in the fifth year after closing, Primero will deliver a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.  Goldcorp will continue to guarantee the delivery by Primero of all silver produced and owing to the Company until 2029.  Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

As per Primero’s first quarter 2014 MD&A, the expansion of the San Dimas mine from 2,150 tonnes per day (“TPD”) to 2,500 TPD was completed during the first quarter of 2014.  Throughput in the first quarter averaged 2,422 TPD. In addition, recoveries are expected to improve in the second quarter 2014 with the completion of an additional leaching tank and additional thickener. Primero continues to review the option to further expand the San Dimas mine to 3,000 TPD.

During the three months ended March 31, 2014, Primero achieved the 3.5 million ounce delivery threshold.  Accordingly, Silver Wheaton will receive 50% of the silver produced from San Dimas above such threshold until August 6, 2014.  During the three months ended March 31, 2014, there was approximately 0.6 million ounces produced from San Dimas in excess of the above noted threshold, of which Silver Wheaton received 50%.

As at March 31, 2014, the Company has received approximately 59.0 million ounces of silver related to San Dimas under the agreement, generating cumulative operating cash flows of approximately $833 million.  As at December 31, 2013, the San Dimas mine had proven and probable silver reserves of 49.5 million ounces and inferred silver resources of 73.0 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Yauliyacu

On March 23, 2006, the Company entered into an agreement with Glencore International AG (“Glencore”) to acquire an amount equal to 100% of the silver produced from Glencore’s Yauliyacu mining operations in Peru, up to a maximum of 4.75 million ounces per year, for a period of 20 years.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  The cumulative shortfall as at March 23, 2014, representing the eight year anniversary, was 17.6 million ounces.  During the term of the agreement, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction.

Since mid-2009, concentrate shipments from the Yauliyacu mine have been affected by the shut-down of the Doe Run Peru La Oroya smelter, resulting in an inconsistent delivery schedule.  As at March 31, 2014, approximately 1.1 million ounces of cumulative payable silver ounces have been produced at Yauliyacu but not yet delivered to the Company, representing a decrease of 0.4 million payable silver ounces during the three month period ending March 31, 2014.1

As at March 31, 2014, the Company has received approximately 20.4 million ounces of silver related to the Yauliyacu mine under the agreement, generating cumulative operating cash flows of approximately $311 million.  As at December 31, 2013, the Company’s share of the Yauliyacu proven and probable silver reserves was 15.3 million ounces, measured and indicated silver resources was 42.2 million ounces and inferred silver resources was 33.5 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

1	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON 2014 FIRST QUARTER REPORT [4]

Peñasquito

On July 24, 2007, the Company entered into an agreement with Goldcorp to acquire an amount equal to 25% of the silver produced from Goldcorp’s Peñasquito mining operations in Mexico for the life of mine.

As stated in Goldcorp’s first quarter 2014 MD&A, permitting for the Northern Well Field project, which will add 25 new production wells, has been delayed due to unanticipated additional regulatory requirements related to the interconnection with the existing well fields, securing surface land access rights, and additional permitting requirements by the environmental authority. Construction is now expected to begin during mid-year 2014 with completion expected around mid-year 2015. Contingency plans have been developed for fresh water production at the mine to ensure plant production continues as planned. The long term tailings study continued on schedule this quarter with results still expected in the second quarter of 2014.

Goldcorp also stated that the exploration drilling program continued in the first quarter of 2014, resulting in a total of 6,334 metres drilled. The exploration program continues to define the intersection of the copper-gold sulphide rich skarn ore body and porphyry deposit located below and adjacent to the diatreme ore body. In addition to exploration, Goldcorp is investigating the potential for producing a saleable copper concentrate at Peñasquito as well as assessing the viability of leaching a pyrite concentrate from the zinc flotation tailings. Successful implementation of one or both of these new process improvements has the potential to significantly improve the overall economics and add to the mineral reserves of Peñasquito.

As at March 31, 2014, approximately 1.5 million ounces of cumulative payable silver ounces have been produced at Peñasquito but not yet delivered to the Company, virtually unchanged from the balance at December 31, 2013.1

As at March 31, 2014, the Company has received approximately 21.1 million ounces of silver related to the Peñasquito mine under the agreement, generating cumulative operating cash flows of approximately $486 million.  As at December 31, 2013, the Company’s 25% share of the Peñasquito proven and probable silver reserves was 151.3 million ounces, measured and indicated silver resources was 68.1 million ounces and inferred silver resources was 10.3 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Ejido Land Claims

As per Goldcorp’s first quarter 2014 MD&A, in 2005, prior to construction of the Peñasquito mine, an agreement was negotiated with the Cerro Gordo Ejido for the use of 600 hectares (approximately 1,483 acres) of surface land which includes 60% of the mine pit area, the waste rock facility and explosive magazine storage area and is located within the confines of the proposed Peñasquito mine site. The terms of the agreement were based on comparable surface valuations in the region as well as on similar agreements at the Peñasquito mine and other Mexican mining operations.  In 2009, the Cerro Gordo Ejido commenced an action against Minera Peñasquito in Mexico’s agrarian courts challenging the land use agreement. Following a series of legal proceedings, the agrarian courts ruled on June 18, 2013, that the land use agreement was null and ordered the land to be returned to the Cerro Gordo Ejido for payment of 2.4 million pesos. Three separate claims are currently proceeding in the First District Court of Zacatecas by the Cedros and Mazapil Ejidos and a local transportation union which have resulted in the suspension of the agrarian court’s ruling, pending resolution of the three claims. The Cerro Gordo Ejido has appealed the suspension.

Goldcorp also states that federal criminal charges were filed against the agrarian judge who presided at the trial of first instance which started in 2009 and several members of a prior Cerro Gordo Ejido leadership committee who originally approved the land use agreement. The Attorney General has issued an “assurance measure” protecting the status of the disputed lands pending conclusion of the related criminal investigation. With the assurance measure, Minera Peñasquito has sole custody of the disputed lands. Goldcorp has filed with the office of the Secretaría De Desarrollo Agrario Territorial y Urbano ("SEDATU") the required documents to expropriate the disputed lands. In addition, Goldcorp has stated that they intend to continue to employ all legal means at its disposal to ensure continuity of operations and to protect Goldcorp’s mineral concession rights consistent with Mexican law.

Barrick

On September 8, 2009, the Company entered into an agreement with Barrick to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project which is located in Chile and Argentina, as well as 100% of the silver production from its Lagunas Norte mine and Pierina mine, which are both located in Peru, and its Veladero2 mine which is located in Argentina (collectively referred to as the “Barrick mines”) until the end of 2013.

1	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
2	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.

SILVER WHEATON 2014 FIRST QUARTER REPORT [5]

As per Barrick’s year end 2013 MD&A, during the fourth quarter of 2013, Barrick decided to temporarily suspend construction activities at Pascua-Lama, except those required for environmental protection and regulatory compliance, and to place the project on care and maintenance.  As disclosed by Barrick, Barrick’s decision to re-start will depend on improved economics and reduced uncertainty associated with legal and other regulatory requirements, and that remaining development will take place in distinct stages with specific work programs and budgets.

As part of the original agreement, Barrick provided Silver Wheaton with a completion guarantee, requiring Barrick to complete Pascua-Lama to at least 75% of design capacity by December 31, 2015, which was subsequently extended to December 31, 2016.  During 2014 and 2015, Silver Wheaton was to be entitled to the silver production from the currently producing mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies the completion guarantee. As a result of Barrick’s decision to temporarily suspend construction activities at Pascua-Lama, Silver Wheaton has amended its silver purchase agreement with Barrick.  The amendment entails Silver Wheaton being entitled to 100% of the silver production from Barrick’s Lagunas Norte, Pierina and Veladero mines until the end of 2016 - an extension of one year.  In addition, Silver Wheaton has agreed to extend the completion test deadline an additional year to December 31, 2017.  If the requirements of the completion guarantee have not been satisfied by the revised outside completion date, the agreement may be terminated by Silver Wheaton. In such an event, Silver Wheaton will be entitled to the return of the upfront cash consideration of $625 million less a credit for silver delivered up to that date.

Once in production, Pascua-Lama is forecast to be one of the largest and lowest cost gold mines in the world with an expected mine life in excess of 25 years. In its first full five years of operation, Silver Wheaton’s silver production attributable to Pascua-Lama is expected to average 9 million ounces annually.

As at March 31, 2014, the Company has received approximately 11.4 million ounces of silver related to the Barrick mines under the agreement, generating cumulative operating cash flows of approximately $268 million.  As at December 31, 2013, the Company’s 25% share of the Pascua-Lama proven and probable silver reserves was 168.7 million ounces, measured and indicated silver resources was 28.7 million ounces and inferred silver resources was 3.2 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).  In addition, the Company’s estimated share of the proven and probable silver reserves contained in the Lagunas Norte and Veladero mines is 53.2 million ounces.

Update on Matters Relating to Project Development

i.	Pascua-Lama Challenge to SMA Regulatory Sanction

As per Barrick’s first quarter 2014 MD&A, on March 3, 2014, the Environmental Court of Santiago, Chile (the “Environmental Court”) annulled the resolution issued in May 2013 (the “Resolution”) by Chile’s Superintendence of the Environment (Superintendencia del Medio Ambiente or “SMA”) and remanded the matter back to the SMA for further consideration in accordance with its decision. In particular, the Environmental Court ordered the SMA to issue a new administrative decision that recalculates the amount of the fine to be paid by CMN, Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, using a different methodology and addresses certain other errors it identified in the Resolution.  A new resolution from the SMA could include more severe sanctions against CMN such as an increase in the amount of the fine above the approximately $16 million imposed by the SMA in May 2013 and/or the revocation of the project’s environmental permit. The Environmental Court did not annul the portion of the SMA Resolution that required Barrick to halt construction on the Chilean side of the project until the water management system is completed in accordance with the project’s environmental permit.  Barrick states that on March 20, 2014, CMN filed an appeal to the Chilean Supreme Court requesting the annulment of the March 3, 2014 decision of the Environmental Court and the issuance by the Chilean Supreme Court of a new decision in the matter.

ii.	Pascua-Lama Environmental Damage Claim

As per Barrick’s first quarter 2014 MD&A, hearings related to the environmental damage claim associated with Pascua–Lama resumed in February 2014 and are ongoing.

iii.	Constitutional Protection Actions

As per Barrick’s first quarter 2014 MD&A, on January 31, 2014, the plaintiff to the constitutional protection action which was filed in September 2013 submitted a motion to withdraw her action against CMN, with the court terminating the action on the same date.

SILVER WHEATON 2014 FIRST QUARTER REPORT [6]

777

On August 8, 2012, the Company entered into an agreement with Hudbay Minerals Inc. ("Hudbay") to acquire an amount equal to 100% of the life of mine silver and gold production from its currently producing 777 mine, located in Canada.  Silver Wheaton’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life.  Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver or gold from 777.  The silver production, sales and related costs associated with this agreement are reflected in this MD&A and financial statements as part of Other mines.

As at March 31, 2014, the Company has received approximately 1.0 million ounces of silver and 100,000 ounces of gold related to the 777 mine under the agreement, generating cumulative operating cash flows of approximately $93 million.  As at December 31, 2013, the Company's share of 777's proven and probable reserves was 8.4 million ounces of silver and 450,000 ounces of gold and inferred resources was 0.8 million ounces of silver and 20,000 ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

Salobo

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine, located in Brazil.

As per Vale’s first quarter 2014 MD&A, the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its current 12 Mtpa reached 97% physical completion in the first quarter of 2014, and is expected to come on stream in the second quarter of this year. If the expansion to 24 Mtpa is not completed by December 31, 2016, Silver Wheaton would be entitled to a gross up (a temporary increased percentage of gold production) based on the pro-rata achievement of the target production. If throughput capacity is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $67 million if throughput capacity is expanded to 28 Mtpa by January 1, 2031 up to $400 million if throughput capacity is expanded to 40 Mtpa prior to January 1, 2021.

As of March 31, 2014, the Company has received approximately 27,500 ounces of gold related to the Salobo mine under the agreement, generating cumulative operating cash flows of approximately $25 million.  As at December 31, 2013, the Company's 25% share of the Salobo proven and probable gold reserves was 3.4 million ounces, measured and indicated gold resources was 770,000 ounces and inferred gold resources was 370,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Sudbury

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 70% of the gold production from certain of its currently producing Sudbury mines located in Canada, including the Coleman mine, Copper Cliff mine, Garson mine, Stobie mine, Creighton mine, Totten mine and the Victor project (the “Sudbury mines”) for a period of 20 years.

As per Vale’s February 21, 2014 news release, Vale officially opened the Totten mine during the first quarter of 2014.  Vale stated that the mine is expected to ramp up to full production in 2016 and produce 2,200 tons per day of ore containing copper, nickel and precious metals for approximately 20 years.

As at March 31, 2014, approximately 0.7 million ounces of cumulative payable silver equivalent ounces (approximately 10,900 ounces of gold) have been produced at Sudbury but not yet delivered to the Company, representing a decrease of 0.1 million payable silver equivalent ounces during the three month period ending March 31, 2014.1

As of March 31, 2014, the Company has received approximately 24,300 ounces of gold related to the Sudbury mines under the agreement, generating cumulative operating cash flows of approximately $22 million.  As at December 31, 2013, the Company's 70% share of the Sudbury mines proven and probable gold reserves was 800,000 ounces, measured and indicated gold resources was 250,000 ounces and inferred gold resources was 60,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

1	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON 2014 FIRST QUARTER REPORT [7]

Other

Other silver and gold interests consist of the following:

i.
As part of the agreement with Goldcorp to acquire silver from the Luismin mining operations, on October 15, 2004, the Company entered into an agreement with Goldcorp to acquire 100% of the silver production from its Los Filos mine in Mexico for a period of 25 years, commencing October 15, 2004.  In addition, pursuant to Goldcorp’s sale of the San Dimas mine, Goldcorp is obligated to deliver to Silver Wheaton 1.5 million ounces of silver per year until August 6, 2014, which is reflected in this MD&A and financial statements as part of the silver production and sales relating to San Dimas;

ii.
On December 8, 2004, the Company entered into an agreement with Lundin Mining Corporation (“Lundin”) to acquire 100% of the silver produced by Lundin’s Zinkgruvan mining operations in Sweden for the life of mine;

iii.
On April 23, 2007, the Company entered into an agreement with European Goldfields Limited, which was acquired by Eldorado Gold Corporation (“Eldorado Gold”) on February 24, 2012, to acquire 100% of the life of mine silver production from its 95% owned Stratoni mine in Greece;

iv.
On March 17, 2008, the Company entered into an agreement with Mercator Minerals Ltd. (“Mercator”) to acquire an amount equal to 100% of the life of mine silver production from its Mineral Park mine in the United States;

v.
On May 13, 2008, the Company entered into an agreement with Farallon Mining Ltd., which was acquired by Nyrstar NV (“Nyrstar”) on January 5, 2011, to acquire an amount equal to 75% of the life of mine silver production from its Campo Morado mine in Mexico;

vi.
On October 2, 2008, the Company entered into an agreement with Alexco Resource Corp. (“Alexco”) to acquire an amount equal to 25% of the life of mine silver production from its Keno Hill silver district in Canada, including the Bellekeno mine;

vii.
On May 21, 2009, the Company completed the acquisition of Silverstone Resources Corp. (the “Silverstone Acquisition”).  As part of the Silverstone Acquisition, the Company acquired a precious metal purchase agreement with Capstone Mining Corp. (“Capstone”) to acquire 100% of the silver and gold produced (subject to certain thresholds) from Capstone’s Minto mine in Canada for the life of mine.  The Company is entitled to acquire 100% of all the silver produced and 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter;

viii.
As part of the Silverstone Acquisition, the Company acquired a silver purchase agreement with Capstone to acquire 100% of the silver produced from Capstone’s Cozamin mine in Mexico for a period of 10 years, commencing on April 4, 2007;

ix.
As part of the Silverstone Acquisition, the Company acquired an agreement with Lundin to acquire 100% of the silver production from its Neves-Corvo mine in Portugal for a period of 50 years, commencing June 5, 2007;

x.
As part of the Silverstone Acquisition, the Company acquired an agreement with I’M SGPS to acquire 100% of the silver production from its Aljustrel mine in Portugal for a period of 50 years, commencing June 5, 2007;

xi.
As part of the Silverstone Acquisition, the Company acquired an agreement with Aquiline Resources Inc., which was acquired by Pan American Silver Corp. (“Pan American”) on December 22, 2009, to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina, the definitive terms of which are to be finalized.  The Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction;

xii.
On February 10, 2010, the Company entered into an agreement with Augusta Resource Corporation (“Augusta”) to acquire an amount equal to 100% of the life of mine silver and gold production from the Rosemont Copper project (“Rosemont”) in the United States.  The Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine;  and

SILVER WHEATON 2014 FIRST QUARTER REPORT [8]

xiii.
On August 8, 2012, the Company entered into an agreement with Hudbay to acquire an amount equal to 100% of the life of mine silver production from the Constancia project (“Constancia”) in Peru.  On November 4, 2013, the Company amended its agreement with Hudbay to include the acquisition of an amount equal to 50%1 of the life of mine gold production from Constancia.  Under the amended agreement, Silver Wheaton will pay Hudbay total cash consideration of $429.9 million, of which $294.9 million has been paid as at March 31, 2014, with an additional payment of $135 million to be made once capital expenditures of $1.35 billion has been incurred at Constancia.  Silver Wheaton has the option to make the $135 million payment in either cash or Silver Wheaton shares, with the number of shares to be determined at the time the payment is made2.  If the Constancia processing plant fails to achieve at least 90% of expected throughput and silver recovery by December 31, 2016, Silver Wheaton would be entitled to continued delivery of 100% of the gold production from Hudbay’s 777 mine. If the completion test has not been satisfied by December 31, 2020, Silver Wheaton would be entitled to a proportionate return of the upfront cash consideration relating to Constancia.  In addition, Silver Wheaton would be entitled to additional compensation in respect of the gold stream should there be a delay in achieving completion or mining the Pampacancha deposit beyond the end of 2018. Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver or gold from Constancia.

Effective July 1, 2013, Mercator exercised its option to defer delivery of 50% of the required silver deliveries for one year, with all deferred silver to be delivered in equal installments over 18 months after the one year deferral period.  Mercator will compensate Silver Wheaton for any shortfall arising from a decrease in the silver spot price between the time of the original delivery date and the date of actual delivery, including a 12% annualized interest rate.  The amendment also grants Silver Wheaton a right of first refusal on any future precious metals streams relating to the El Creston project.  To March 31, 2014, Mercator has deferred delivery of approximately 146,000 ounces of silver.

As at March 31, 2014, the Company has received approximately 42.9 million ounces of silver and 103,000 ounces of gold under these agreements, generating cumulative operating cash flows of approximately $934 million.

As at December 31, 20133, unless otherwise noted, these silver and gold interests had proven and probable reserves of 363.4 million ounces of silver and 760,000 ounces of gold, measured and indicated resources of 425.7 million ounces of silver and 670,000 ounces of gold and inferred resources of 206.4 million ounces of silver and 260,000 ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

Early Deposit Gold Interest

On November 11, 2013, the Company entered into a life of mine early deposit precious metal purchase agreement (the “Early Deposit Agreement”) to acquire from Sandspring an amount of gold equal to 10% of the gold production from its Toroparu project located in the Republic of Guyana, South America.  Silver Wheaton will pay Sandspring total cash consideration of $148.5 million, of which $13.5 million has been paid to date, with the additional $135 million to be payable on an installment basis to partially fund construction of the mine.

Under the Early Deposit Agreement, there will be a 90 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2015 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, where Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the early deposit of $11.5 million (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

As at March 31, 2013, the Company's 10% share of the Toroparu proven and probable gold reserves was 410,000 ounces, measured and indicated gold resources was 240,000 ounces and inferred gold resources was 310,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

1	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
2
If Silver Wheaton shares are used, the number of common shares will be calculated based on the volume weighted average trading price of the Company on the Toronto Stock Exchange for the ten consecutive trading days immediately prior to the date the consideration is payable.

3	Mineral reserves and mineral resources are reported as of December 31, 2013, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 30 of this MD&A.

SILVER WHEATON 2014 FIRST QUARTER REPORT [9]

Long-Term Investments

The Company will, from time to time, invest in securities of publicly listed mining companies for strategic purposes.  The Company held the following investments as at March 31, 2014:

	March 31	December 31
(in thousands)	2014	2013
Common shares held	$48,945	$40,801
Warrants held	-	-
	$48,945	$40,801

Common Shares Held

	Mar 31, 2014	Three Months Ended Mar 31, 2014	Dec 31, 2013
(in thousands)	Fair Value	Fair Value Adjustment Gains Included in OCI	Fair Value
Bear Creek	$ 22,201	$ 3,993	$ 18,208
Revett	4,256	430	3,827
Sabina	8,257	226	8,030
Other	14,231	3,495	10,736
	$ 48,945	$ 8,144	$ 40,801

	Mar 31, 2013	Three Months Ended Mar 31, 2013
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in OCI
Bear Creek	$ 36,439	$ (7,691)
Revett	11,763	(3,061)
Sabina	21,773	(9,391)
Other	23,324	(5,241)
	$ 93,299	$ (25,384)

SILVER WHEATON 2014 FIRST QUARTER REPORT [10]

Warrants Held

	Mar 31, 2014	Three Months Ended Mar 31, 2014	Dec 31, 2013
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in Net Earnings	Fair Value
Warrants held	$ -	$ -	$ -

	Mar 31, 2013	Three Months Ended Mar 31, 2013
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in Net Earnings
Warrants held	$ 1,364	$ (1,330)

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments as a component of other comprehensive income (“OCI”).

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other Expense (Income).  Warrants that do not have a quoted market price have been valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

SILVER WHEATON 2014 FIRST QUARTER REPORT [11]

Summary of Ounces Produced and Sold

	2014	2013				2012
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Silver ounces produced ²
San Dimas ³	1,608	1,979	1,660	1,160	1,743	1,694	1,288	1,231
Yauliyacu ²	718	687	639	668	624	616	640	606
Peñasquito	2,052	2,047	1,636	1,440	1,093	1,445	1,940	1,822
Barrick ⁴	301	423	465	556	741	769	617	455
Other ⁵	2,181	2,119	2,450	2,586	2,038	2,345	2,251	2,378
Total silver ounces produced	6,860	7,255	6,850	6,410	6,239	6,869	6,736	6,492
Gold ounces produced ²
777	12,785	14,134	18,259	16,986	16,951	19,615	11,824 ⁸	-
Sudbury	6,082	6,920	7,341	8,840	9,846	-	-	-
Salobo	8,903	10,067	8,061	6,342	4,677	-	-	-
Other ⁶	6,016	9,530	2,894	4,226	5,967	6,785	5,200	3,710
Total gold ounces produced	33,786	40,651	36,555	36,394	37,441	26,400	17,024	3,710
Silver equivalent ounces of gold produced 7	2,117	2,468	2,237	2,269	2,095	1,432	881	218
Silver equivalent ounces produced 7	8,977	9,723	9,087	8,679	8,334	8,301	7,617	6,710
Silver ounces sold
San Dimas ³	1,529	2,071	1,560	1,194	1,850	1,629	1,178	1,295
Yauliyacu	1,097	674	13	559	149	1,097	184	1,155
Peñasquito	1,840	1,412	1,388	1,058	1,459	1,642	1,304	1,845
Barrick ⁴	361	397	447	560	753	826	528	470
Other ⁵	1,398	1,510	2,257	1,771	1,741	2,153	1,592	2,024
Total silver ounces sold	6,225	6,064	5,665	5,142	5,952	7,347	4,786	6,789
Gold ounces sold
777	6,294	15,889	16,972	23,483	9,414	28,084	-	-
Sudbury	6,878	6,551	6,534	4,184	111	-	-	-
Salobo	10,560	6,944	6,490	2,793	720	-	-	-
Other ⁶	6,390	1,840	5,287	3,409	6,698	4,876	6,905	2,369
Total gold ounces sold	30,122	31,224	35,283	33,869	16,943	32,960	6,905	2,369
Silver equivalent ounces of gold sold 7	1,891	1,909	2,163	2,097	971	1,784	357	139
Silver equivalent ounces sold 7	8,116	7,973	7,828	7,239	6,923	9,131	5,143	6,928
Gold / silver ratio 7	62.8	61.1	61.3	61.9	57.3	54.1	51.7	58.7
Cumulative payable silver equivalent ounces produced but not yet delivered 9	6,332	6,273	5,492	4,994	4,264	3,478	5,038	3,114

1)	All figures in thousands except gold ounces produced and sold.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.  The Company has been informed by Glencore that reported production related to the Yauliyacu mine may have been overstated by a total of approximately 200,000 ounces for all or some portion of the period between April 1, 2011 and June 30, 2012.  The required adjustments to production, if any, related to the Yauliyacu mine for these periods will be made once management completes a review of the timing and amount of any production variance.

3)
The ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)	Comprised of the Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Minto, 777, Aljustrel and Campo Morado silver interests.
6)	Comprised of the Minto gold interest.
7)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

8)	Represents production for the period August 8, 2012 to September 30, 2012.
9)	Payable silver equivalent ounces produced but not yet delivered are based on management estimates. These figures may be updated in future periods as additional information is received.

SILVER WHEATON 2014 FIRST QUARTER REPORT [12]

Quarterly Financial Review

	2014	2013				2012
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total silver ounces sold (000's)	6,225	6,064	5,665	5,142	5,952	7,347	4,786	6,789
Average realized silver price¹	$20.36	$21.03	$21.22	$23.12	$29.89	$31.47	$31.16	$29.12
Silver sales (000's)	$126,744	$127,549	$120,255	$118,885	$177,898	$231,226	$149,086	$197,694
Total gold ounces sold	30,122	31,224	35,283	33,869	16,943	32,960	6,905	2,369
Average realized gold price¹	$1,283	$1,277	$1,308	$1,417	$1,645	$1,699	$1,765	$1,568
Gold sales (000's)	$38,635	$39,867	$46,150	$48,005	$27,863	$56,015	$12,187	$3,714
Total silver equivalent ounces sold (000's) 2	8,116	7,973	7,828	7,239	6,923	9,131	5,143	6,928
Average realized silver equivalent price 1, 2	$20.38	$21.00	$21.26	$23.05	$29.72	$31.46	$31.36	$29.07
Total sales (000's)	$165,379	$167,416	$166,405	$166,890	$205,761	$287,241	$161,273	$201,408
Average cash cost, silver 1, 3	$4.12	$4.14	$4.13	$4.14	$4.08	$4.12	$4.04	$4.04
Average cash cost, gold 1, 3	$381	$394	$386	$391	$362	$386	$303	$303
Average cash cost, silver equivalent 1, 2, 3	$4.57	$4.70	$4.73	$4.77	$4.39	$4.70	$4.16	$4.06
Net earnings (000's)	$79,809	$93,900	$77,057	$71,117	$133,421	$177,744	$119,697	$141,414
Earnings per share
Basic	$0.22	$0.26	$0.22	$0.20	$0.38	$0.50	$0.34	$0.40
Diluted	$0.22	$0.26	$0.22	$0.20	$0.37	$0.50	$0.34	$0.40
Cash flow from operations (000's)	$114,832	$124,591	$118,672	$125,258	$165,612	$254,026	$128,651	$172,916
Cash flow from operations per share 4
Basic	$0.32	$0.35	$0.33	$0.35	$0.47	$0.72	$0.36	$0.49
Diluted	$0.32	$0.35	$0.33	$0.35	$0.46	$0.71	$0.36	$0.49
Dividends
Dividends declared (000's)	$25,019 ⁵	$32,165	$35,629	$42,573	$49,646 ⁶	$24,806	$35,388	$31,829
Dividends declared per share	$0.07	$0.09	$0.10	$0.12	$0.14	$0.07	$0.10	$0.09
Total assets (000's)	$4,476,865	$4,389,844	$4,398,445	$4,396,012	$4,400,253	$3,189,337	$3,046,564	$3,056,825
Total liabilities (000's)	$1,045,190	$1,023,298	$1,078,137	$1,178,859	$1,174,470	$82,263	$71,076	$212,147
Total shareholders' equity (000's)	$3,431,675	$3,366,546	$3,320,308	$3,217,153	$3,225,783	$3,107,074	$2,975,488	$2,844,678

1)	Expressed as United States dollars per ounce.
2)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

3)	Refer to discussion on non-IFRS measure (ii) on page 20 of this MD&A.
4)	Refer to discussion on non-IFRS measure (i) on page 19 of this MD&A.
5)	On March 20, 2014, the Company declared dividends of $0.07 per common share for total dividends of $25.0 million, which was paid on April 15, 2014.
6)	On March 21, 2013, the Company declared dividends of $0.14 per common share for total dividends of $49.6 million, which was paid on April 12, 2013.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of silver or gold, the commencement of operations of mines under construction, as well as acquisitions of precious metal purchase agreements and any related capital raising activities.

SILVER WHEATON 2014 FIRST QUARTER REPORT [13]

Results of Operations and Operational Review

The Company currently has nine reportable operating segments: the silver produced by the San Dimas, Yauliyacu, Peñasquito and Barrick mines, the gold produced by the 777, Sudbury and Salobo mines, the silver and gold produced by the Other mines and corporate operations.

Three Months Ended March 31, 2014
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,608	1,529	$31,608	$20.67	$4.17	$0.81	$23,986	$25,232	$156,246
Yauliyacu	718	1,097	22,166	20.21	4.12	5.92	11,147	17,646	200,778
Peñasquito	2,052	1,840	37,562	20.42	4.05	2.98	24,632	30,111	466,810
Barrick 5	301	361	7,407	20.53	3.90	3.26	4,823	6,765	602,315
Other 6	2,181	1,398	28,001	20.02	4.19	3.99	16,551	23,288	670,088
	6,860	6,225	$126,744	$20.36	$4.12	$3.21	$81,139	$103,042	$2,096,237
Gold
777	12,785	6,294	$8,039	$1,277	$400	$823	$344	$5,522	$274,848
Sudbury	6,082	6,878	8,812	1,281	400	841	273	6,060	1,317,606
Salobo	8,903	10,560	13,479	1,276	400	462	4,378	9,255	603,666
Other ⁷	6,016	6,390	8,305	1,300	309	124	5,536	5,886	27,691
	33,786	30,122	$38,635	$1,283	$381	$552	$10,531	$26,723	$2,223,811
Silver equivalent ⁸	8,977	8,116	$165,379	$20.38	$4.57	$4.51	$91,670	$129,765	$4,320,048
Corporate
General and administrative							$(10,110)
Other							(1,751)
Total corporate							$(11,861)	$(14,933)	$156,817
	8,977	8,116	$165,379	$20.38	$4.57	$4.51	$79,809	$114,832	$4,476,865

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (ii) on page 20 of this MD&A.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont, Loma de La Plata and Constancia silver interests.

7)	Comprised of the operating Minto gold interest in addition to the non-operating Rosemont and Constancia gold interests.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

SILVER WHEATON 2014 FIRST QUARTER REPORT [14]

Three Months Ended March 31, 2013
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,743	1,850	$53,903	$29.13	$4.13	$0.82	$44,753	$46,262	$161,427
Yauliyacu	624	149	4,759	31.94	4.08	5.75	3,295	4,151	214,439
Peñasquito	1,093	1,459	43,574	29.87	4.02	2.66	33,834	37,709	483,397
Barrick 5	741	753	23,625	31.37	3.90	2.54	18,776	24,592	596,621
Other 6	2,038	1,741	52,037	29.90	4.15	4.07	37,738	45,692	447,675
	6,239	5,952	$177,898	$29.89	$4.08	$2.56	$138,396	$158,406	$1,903,559
Gold
777	16,951	9,414	$15,372	$1,633	$400	$802	$4,060	$7,634	$325,191
Sudbury	9,846	111	179	1,609	400	823	44	134	1,330,022
Salobo	4,677	720	1,153	1,602	400	463	531	865	623,776
Other ⁷	5,967	6,698	11,159	1,666	304	171	7,979	8,734	29,443
	37,441	16,943	$27,863	$1,645	$362	$538	$12,614	$17,367	$2,308,432
Silver equivalent ⁸	8,334	6,923	$205,761	$29.72	$4.39	$3.52	$151,010	$175,773	$4,211,991
Corporate
General and administrative							$(9,893)
Other							(7,696)
Total corporate							$(17,589)	$(10,161)	$188,262
	8,334	6,923	$205,761	$29.72	$4.39	$3.52	$133,421	$165,612	$4,400,253

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (ii) on page 20 of this MD&A.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont, Loma de La Plata and Constancia silver interests.

7)	Comprised of the operating Minto gold interest in addition to the non-operating Rosemont gold interest.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

For the three months ended March 31, 2014, attributable silver equivalent production was 9.0 million ounces (6.9 million ounces of silver and 33,800 ounces of gold), compared with 8.3 million ounces (6.2 million ounces of silver and 37,400 ounces of gold) for the comparable period in 2013, with the 0.6 million ounce increase being primarily attributable to the following factors:

•
959,000 ounce (88%) increase related to the Peñasquito mine, due primarily to higher grades due to the continued mining in higher grade ore benches of Phase 4 and operational improvements in the efficiency of the flotation cell operation;

•	298,000 silver equivalent ounce (114%) increase related to gold production at the Salobo mine (4,000 gold ounces), primarily due to higher throughput and improved recovery;

•	94,000 ounce (15%) increase related to the Yauliyacu mine, due to higher throughput; and

•	143,000 ounce (7%) increase related to the Other mines, due primarily to higher production at the Zinkgruvan mine; partially offset by

•	439,000 ounce (59%) decrease related to the Barrick mines, due primarily to lower grades at Veladero and the closure of Pierina;

SILVER WHEATON 2014 FIRST QUARTER REPORT [15]

•	167,000 silver equivalent ounce (31%) decrease related to gold production at the Sudbury mines (3,800 gold ounces), primarily due to lower grades;

•
134,000 ounce (8%) decrease related to the San Dimas mine, due to Primero achieving the 3.5 million ounce delivery threshold 6 weeks earlier than in 2013, partially offset by higher tonnage and grades; and

•	126,000 silver equivalent ounce (14%) decrease related to gold production at the 777 mine (4,200 gold ounces), primarily due to lower tonnage, grades and recovery.

For the three months ended March 31, 2014, net earnings and cash flow from operations were $79.8 million and $114.8 million, respectively, compared with $133.4 million and $165.6 million for the comparable period in 2013, with the $53.6 million decrease in net earnings being primarily attributable to the following factors:

•	$9.8 million increase as a result of the timing of shipments of stockpiled concentrate and doré, primarily attributable to the following factors:

•
$4.3 million increase relating to the Salobo mine having sold concentrate produced in prior periods during the three months ended March 31, 2014 compared with having stockpiled concentrate produced during the comparable period of the prior year;

•	$25.2 million increase relating to the Yauliyacu mine, which continues to have an inconsistent delivery schedule as a result of the shut-down of the Doe Run Peru La Oroya smelter; and

•
$2.8 million increase relating to the Sudbury mines having sold concentrate produced in prior periods during the three months ended March 31, 2014 compared with having stockpiled concentrate produced during the comparable period of the prior year; partially offset by

•	$11.2 million decrease relating to the Peñasquito mine having sold concentrate produced in prior periods during the three months ended March 31, 2013;

•
$4.5 million decrease relating to the San Dimas mine having stockpiled doré produced during the three months ended March 31, 2014 compared with having sold doré produced in prior periods during the comparable period of the prior year; and

•	$7.7 million decrease relating to the Other mines primarily attributable to the Zinkgruvan and Campo Morado mines.

•	$72.7 million decrease due to a reduction in the operating margin per ounce, due primarily to a 31% decrease in the average realized selling price per silver equivalent ounce sold; and

•	$5.7 million increase as a result of a decrease in corporate costs, as explained in the Corporate Costs section of this MD&A ($4.8 million decrease from a cash flow perspective).

SILVER WHEATON 2014 FIRST QUARTER REPORT [16]

Corporate Costs

	Three Months Ended March 31
(in thousands)	2014	2013
General and administrative	$ 10,110	$ 9,893
Foreign exchange gain	(281)	(111)
Interest expense	1,108	680
Other expense	910	2,845
Income tax expense	14	4,282
Total corporate costs	$ 11,861	$ 17,589

General and Administrative

	Three Months Ended March 31
(in thousands)	2014	2013
Salaries and benefits
Salaries and benefits, excluding PSUs	$ 3,424	$ 2,903
PSUs	1,045	214
Total salaries and benefits	$ 4,469	$ 3,117
Depreciation	67	51
Charitable donations	646	1,089
Professional fees	541	2,095
Other	2,205	2,071
Cash settled general and administrative	$ 7,928	$ 8,423
Equity settled stock based compensation (a non-cash expense)	2,182	1,470
Total general and administrative	$ 10,110	$ 9,893

For the three months ended March 31, 2014, general and administrative expense increased by $0.2 million relative to the comparable period in the previous year, with salaries and benefits increasing by $1.4 million due primarily to increased expenses relating to performance share units (“PSUs”) and equity settled stock based compensation increasing by $0.7 million, partially offset by lower donations and professional fees.

SILVER WHEATON 2014 FIRST QUARTER REPORT [17]

Other Expense (Income)

	Three Months Ended March 31
(in thousands)	2014	2013
Dividend income	$ (57)	$ (57)
Interest income	(28)	(174)
Stand-by fees	715	692
Loss on long-term investments - share purchase warrants held	-	1,330
Amortization of credit facility origination fees - undrawn facilities	251	1,005
Other	29	49
Total other expense	$ 910	$ 2,845

During the three months ended March 31, 2014, other expense decreased by $1.9 million, primarily the result of:

•	A $1.3 million unrealized loss related to the fair value adjustment in warrants held during the three months ended March 31, 2013 as compared to no loss during the current period; and

•
The amortization of debt origination fees in the amount of $1.0 million during the three months ended March 31, 2013 associated with the undrawn portion of the Bridge Facility and the Revolving Facility compared to $0.3 million during the current period, with the decrease being the result of the Company having terminated the Bridge Facility in May 2013.

Interest Costs

During the three months ended March 31, 2014, the Company incurred interest costs of $4.2 million at an effective interest rate of 1.7%, of which $3.1 million has been capitalized in relation to the Barrick and Constancia silver interests, with the remainder being expensed.  During the three months ended March 31, 2013, the Company incurred interest costs of $1.5 million, of which $0.8 million was capitalized in relation to the Barrick and Constancia silver interests, with the remainder being expensed.

Income Tax Expense

	Three Months Ended March 31
(in thousands)	2014	2013
Current income tax expense related to foreign jurisdictions	$ 54	$ 43
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	$ (40)	$ 2,819
Write down of previously recognized temporary differences	-	1,420
	$ (40)	$ 4,239
Total income tax expense	$ 14	$ 4,282

For the three months ended March 31, 2014, income tax expense decreased by $4.3 million relative to the comparable period in the previous year.  Income tax expense is, for the most part, comprised of the change in deferred income tax assets recognized, which is primarily affected by the change in unrealized gains in long-term investments in common shares held, and the change in deferred income tax expense associated with income from Canadian operations.

SILVER WHEATON 2014 FIRST QUARTER REPORT [18]

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) operating cash flow per share (basic and diluted); (ii) average cash costs of silver and gold on a per ounce basis; and (iii) cash operating margin.

i.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted).  The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended March 31
(in thousands, except for per share amounts)	2014	2013
Cash generated by operating activities	$114,832	$165,612
Divided by:
Basic weighted average number of shares outstanding	357,398	354,423
Diluted weighted average number of shares outstanding	357,940	356,382
Equals:
Operating cash flow per share - basic	$0.32	$0.47
Operating cash flow per share - diluted	$0.32	$0.46

SILVER WHEATON 2014 FIRST QUARTER REPORT [19]

ii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold.  In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning.  In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of silver and gold on a per ounce basis.

	Three Months Ended March 31
(in thousands, except for gold ounces sold and per ounce amounts)	2014	2013
Cost of sales	$73,709	$54,751
Less: depletion	(36,621)	(24,341)
Cash cost of sales	$37,088	$30,410
Cash cost of sales is comprised of:
Total cash cost of silver sold	$25,620	$24,275
Total cash cost of gold sold	11,468	6,135
Total cash cost of sales	$37,088	$30,410
Divided by:
Total silver ounces sold	6,225	5,952
Total gold ounces sold	30,122	16,943
Total silver equivalent ounces sold 1	8,116	6,923
Equals:
Average cash cost of silver (per ounce)	$4.12	$4.08
Average cash cost of gold (per ounce)	$381	$362
Average cash cost (per silver equivalent ounce 1)	$4.57	$4.39

1)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

SILVER WHEATON 2014 FIRST QUARTER REPORT [20]

iii.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis.  The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended March 31
(in thousands, except for per ounce amounts)	2014	2013
Average realized selling price of silver and gold
Sales	$165,379	$205,761
Divided by - total silver equivalent ounces sold 1	8,116	6,923
Equals - average realized price ($'s per silver equivalent ounce 1)	$20.38	$29.72
Less - average cash cost ($'s per silver equivalent ounce 1, 2)	(4.57)	(4.39)
Cash operating margin per silver equivalent ounce 1	$15.81	$25.33

1)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

2)	Refer to discussion on non-IFRS measure (ii) on page 20 of this MD&A.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.  The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

SILVER WHEATON 2014 FIRST QUARTER REPORT [21]

Liquidity and Capital Resources1

As at March 31, 2014, the Company had cash and cash equivalents of $82.0 million (December 31, 2013 - $95.8 million) and working capital of $44.2 million (December 31, 2013 – $80.2 million).

During the three months ended March 31, 2014, the Company generated operating cash flows of $114.8 million compared with $165.6 million during the comparable period of 2013, with the decrease being primarily related to a decrease in the price realized on the sale of silver equivalent ounces sold, partially offset by an increase in the number of silver equivalent ounces sold.

During the three months ended March 31, 2014, the Company had net cash outflows from financing activities of $0.6 million, which was primarily the result of fees incurred to extend the term of the NRT Loan by 1 year.  During the three months ended March 31, 2013, the Company had net cash inflows from financing activities of $1.0 billion, which was primarily the result of a drawdown under the Company’s previously outstanding $1.5 billion bridge facility (“Bridge Facility”) of $1.09 billion and proceeds in the amount of $4.0 million from share purchase options and share purchase warrants exercised during the period, partially offset by the $50 million repayment of the remaining balance under the Company’s previously outstanding term loan and $11.5 million of upfront costs related to the establishment of the $1 billion revolving credit facility (“Revolving Facility”) as well as the Bridge Facility.

During the three months ended March 31, 2014, the Company had net cash outflows from investing activities of $128.1 million, primarily related to a $125 million upfront cash payment to Hudbay for the third installment on the Constancia silver interest, which was due once capital expenditures of $1 billion had been incurred at Constancia.  During the three months ended March 31, 2013, the Company had net cash outflows from investing activities of $1.9 billion, which was primarily related to the upfront payment to Vale totaling $1.9 billion related to the Company’s Salobo and Sudbury gold interests.

In the opinion of management, the $82.0 million of cash and cash equivalents as at March 31, 2014, combined with the liquidity provided by the credit available under the undrawn $1 billion Revolving Facility and ongoing operating cashflows positions the Company well to fund all outstanding commitments as well as providing flexibility to acquire additional accretive precious metal stream interests.

1
Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive precious metal stream interests. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 FIRST QUARTER REPORT [22]

Contractual Obligations and Contingencies1

Silver and Gold Interests

The following table summarizes the Company’s commitments to pay for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1, 2		Term of Agreement	Date of Contract
	Silver	Gold	Silver	Gold
San Dimas	100% ³	0%	$4.16	n/a	Life of Mine	15-Oct-04
Yauliyacu	100% ⁴	0%	$4.12	n/a	20 years	23-Mar-06
Peñasquito	25%	0%	$4.05	n/a	Life of Mine	24-Jul-07
777	100%	100%/50% ⁵	$5.90⁶	$400⁶	Life of Mine	8-Aug-12
Salobo	0%	25%	n/a	$400	Life of Mine	28-Feb-13
Sudbury	0%	70%	n/a	$400	20 years	28-Feb-13
Barrick
Pascua-Lama	25%	0%	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	0%	$3.90	n/a	6 years ⁷	8-Sep-09
Pierina	100%	0%	$3.90	n/a	6 years ⁷	8-Sep-09
Veladero	100% ⁸	0%	$3.90	n/a	6 years ⁷	8-Sep-09
Other
Los Filos 3	100%	0%	$4.20	n/a	25 years	15-Oct-04
Zinkgruvan	100%	0%	$4.21	n/a	Life of Mine	8-Dec-04
Stratoni	100%	0%	$4.06	n/a	Life of Mine	23-Apr-07
Minto	100%	100% ⁹	$4.02	$309	Life of Mine	20-Nov-08
Cozamin	100%	0%	$4.16	n/a	10 years	4-Apr-07
Neves-Corvo	100%	0%	$4.06	n/a	50 years	5-Jun-07
Aljustrel	100%	0%	$4.02	n/a	50 years	5-Jun-07
Mineral Park	100%	0%	$3.94	n/a	Life of Mine	17-Mar-08
Campo Morado	75%	0%	$3.98	n/a	Life of Mine	13-May-08
Keno Hill	25%	0%	$3.90	n/a	Life of Mine	2-Oct-08
Rosemont	100%	100%	$3.90	$450	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	0%	$4.00	n/a	Life of Mine	n/a ¹⁰
Constancia	100%	50% ¹¹	$5.90⁶	$400⁶	Life of Mine	8-Aug-12
Early Deposit
Toroparu	100%	10% ¹²	n/a	$400	Life of Mine	11-Nov-13

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)
Until August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton is committed to purchase an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp for a per ounce cash payment equal to that applicable under the Los Filos silver purchase agreement.  After August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

4)
To a maximum of 4.75 million ounces per annum.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  The cumulative shortfall as at March 23, 2014, representing the eight year anniversary, was 17.6 million ounces.

5)
The Company’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life.

6)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 year term.
7)	The Company is committed to purchase silver production from the currently producing mines until December 31, 2016.
8)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
9)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
10)	Terms of the agreement not yet finalized.
11)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
12)
During the 90 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2015 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the early deposit of $11.5 million (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

1
Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 FIRST QUARTER REPORT [23]

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates					Other Commitments
(in thousands)	2014	2015 - 2017	2018 - 2019	After 2019	Sub-Total		Total
Bank debt ¹	$-	$1,000,000	$-	$-	$1,000,000	$-	$1,000,000
Interest ²	10,818	42,850	-	-	53,668	-	53,668
Silver and gold interest payments ³
Rosemont ⁴	-	-	-	-	-	231,150	231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Constancia	-	-	-	-	-	135,000	135,000
Toroparu	-	-	-	-	-	135,000	135,000
Operating leases	353	3,383	2,091	5,480	11,307	-	11,307
Total contractual obligations	$11,171	$1,046,233	$2,091	$5,480	$1,064,975	$533,550	$1,598,525

1)	At March 31, 2014, the Company had $1.0 billion outstanding on the NRT Loan and $Nil outstanding on the Revolving Facility.
2)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section, below).
4)	Includes contingent transaction costs of $1.1 million.

Rosemont

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata

In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Constancia

In connection with the Constancia precious metal purchase agreement, the Company is committed to pay Hudbay an additional $135 million to be made once capital expenditures of $1.35 billion has been incurred at Constancia.  Silver Wheaton has the option to make this payment in either cash or Silver Wheaton shares, with the number of shares to be determined at the time the payment is made1.

Salobo

Vale is in the process of expanding the mill throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its current 12 Mtpa.  If throughput capacity is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $67 million if throughput capacity is expanded to 28 Mtpa by January 1, 2031 up to $400 million if throughput capacity is expanded to 40 Mtpa prior to January 1, 2021.

Toroparu

In connection with the Toroparu early deposit precious metal purchase agreement, the Company is committed to pay Sandspring an additional $135 million on an installment basis to partially fund construction of the mine.

1
If Silver Wheaton shares are used, the number of common shares will be calculated based on the volume weighted average trading price of the Company on the Toronto Stock Exchange for the ten consecutive trading days immediately prior to the date the consideration is payable.

SILVER WHEATON 2014 FIRST QUARTER REPORT [24]

During the 90 day period following the delivery of the Feasibility Documentation, or after December 31, 2015 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the early deposit of $11.5 million (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

Other1

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit (the “CRA Audit”) by the Canada Revenue Agency (the “CRA”) of the Company’s international transactions covering the 2005 to 2010 taxation years, which is currently ongoing.  The Company has not received any notice of reassessment for the 2005 to 2010 taxation years in connection with the CRA Audit.  In the event that CRA issues one or more notices of reassessment for material amounts of tax, interest and penalties, the Company is prepared to vigorously defend its position.

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  Based on information available to management at May 8, 2014, the outstanding legal and tax matters are not expected to have a material adverse effect on the Company.  However, if the Company is unable to resolve any of these matters favorably, or if CRA issues one or more notices of reassessment for material amounts of tax, interest and penalties, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Share Capital

During the three months ended March 31, 2014, the Company received cash proceeds of $13,000 from the exercise of 1,666 share purchase options at a weighted average exercise price of Cdn$9.08 per option.  For the comparable period in 2013, the Company received cash proceeds of $1.0 million from the exercise of 67,250 share purchase options at a weighted average exercise price of Cdn$15.55 per option.

During the three months ended March 31, 2014, there were no share purchase warrants exercised.  For the comparable period in 2013, the Company received cash proceeds of $3.0 million from the exercise of 148,750 share purchase warrants with an exercise price of $20.00 per warrant.

As of May 8, 2014, there were 357,429,532 outstanding common shares, 4,117,096 share purchase options, 164,604 restricted share units and 10,000,000 share purchase warrants.

Financial Instruments

In order to mitigate the effect of short-term volatility in silver and gold prices, the Company will occasionally enter into forward contracts in relation to silver and gold deliveries that it is highly confident will occur within a given quarter.  The Company does not hedge its long-term exposure to commodity prices.  Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.  No forward contracts were outstanding at March 31, 2014.

The Company owns equity interests in several publicly traded mineral exploration, development and mining companies as long-term investments and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

1
The assessment by management of the expected impact of the CRA Audit on the Company is “forward-looking information”. Statements in respect of the impact of the CRA Audit are based on the expectation that the Company will be successful in challenging any assessment by CRA. Statements in respect of the CRA Audit are subject to known and unknown risks including that the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect.  Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 FIRST QUARTER REPORT [25]

Future Changes in Accounting Policies

The IASB has issued the following new or amended standards:

Standards required with effective date to be determined:

•	IFRS 9 (2013) – Financial Instruments (amended 2013): The IASB recently suspended the originally planned effective date of January 1, 2015 and at present the effective date has not been determined.

The Company adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010.  Early adoption of the above standards is permitted.

Based upon its current facts and circumstances, the Company does not expect to be materially affected by the application of these new standards.

Subsequent Events

Declaration of Dividend

On May 5, 2014, the Board of Directors declared a dividend in the amount of $0.07 per common share as per the Company’s stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the previous four quarters operating cash flow.  This dividend is payable to shareholders of record on May 20, 2014 and is expected to be distributed on or about May 30, 2014.

Controls and Procedures

Disclosure Controls and Procedures

Silver Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Silver Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of March 31, 2014.  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Silver Wheaton’s disclosure controls and procedures were effective at the reasonable assurance level as of March 31, 2014.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2014 that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting was effective at the reasonable assurance level as of March 31, 2014.

SILVER WHEATON 2014 FIRST QUARTER REPORT [26]

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

SILVER WHEATON 2014 FIRST QUARTER REPORT [27]

Attributable Reserves and Resources (1)

The following tables set forth the estimated Mineral Reserves and Mineral Resources (silver and/or gold only) for the mines relating to which the Company has purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2013, unless otherwise noted.

Attributable Proven and Probable Reserves (1,2,3,8,18)
As of December 31, 2013 unless otherwise noted (6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Silver
Peñasquito (25%) (14)
Mill	83.8	34.7	93.4	48.7	24.7	38.7	132.5	31.0	132.1	53-65%
Heap Leach	10.5	32.7	11.0	10.4	24.6	8.2	20.9	28.7	19.2	22-28%
San Dimas (10, 14)	0.9	345.2	10.3	4.0	307.3	39.2	4.9	314.5	49.5	94%
Pascua-Lama (25%) (14)	8.0	69.8	17.9	73.2	64.1	150.8	81.2	64.7	168.7	82%
Lagunas Norte (11)	9.8	3.8	1.2	52.1	3.8	6.4	61.9	3.8	7.6	19%
Veladero (11)	7.3	14.3	3.4	92.0	14.3	42.2	99.4	14.3	45.6	6%
Yauliyacu (11, 12)	1.1	106.0	3.6	3.3	110.0	11.7	4.4	109.0	15.3	85%
777 (13, 14)	4.9	24.7	3.9	5.7	24.7	4.5	10.6	24.7	8.4	64%
Neves-Corvo
Copper	5.8	41.0	7.7	21.2	36.0	24.5	27.0	37.1	32.2	35%
Zinc	10.7	74.0	25.5	12.6	67.0	27.1	23.3	70.2	52.6	20%
Rosemont (15)	279.5	4.1	37.0	325.8	4.1	43.1	605.3	4.1	80.1	76%
Constancia	506.0	3.1	50.3	114.0	2.9	10.8	620.0	3.1	61.1	71%
Mineral Park (15)	189.5	2.8	16.9	145.2	3.0	14.0	334.7	2.9	30.9	49%
Zinkgruvan
Zinc	8.5	86.0	23.5	3.3	51.0	5.4	11.8	76.2	28.9	87%
Copper	3.8	31.0	3.8	0.1	35.0	0.1	3.9	31.1	3.9	78%
Aljustrel
Copper	2.2	19.2	1.3	8.4	15.3	4.1	10.6	16.1	5.5	25%
Stratoni	0.8	172.0	4.2	0.4	176.0	2.1	1.1	173.3	6.3	84%
Minto	3.8	5.9	0.7	5.7	5.7	1.0	9.5	5.7	1.8	78%
Cozamin (11)
Copper	1.0	60.0	2.0	2.9	40.2	3.8	3.9	45.3	5.7	72%
Los Filos	67.2	5.6	12.2	243.2	5.4	42.3	310.4	5.5	54.5	5%
Total Silver			329.7			480.1			809.8
Gold
Salobo (25%) (16)	160.4	0.41	2.12	123.7	0.32	1.27	284.1	0.37	3.39	66%
Sudbury (70%) (11)	33.9	0.38	0.41	31.7	0.38	0.39	65.5	0.38	0.80	81%
777 (13, 14)	3.5	1.81	0.21	4.1	1.81	0.24	7.7	1.81	0.45	73%
Constancia (50%)	253.0	0.05	0.42	57.0	0.07	0.14	310.0	0.06	0.56	61%
Minto	3.8	0.80	0.10	5.7	0.60	0.11	9.5	0.68	0.21	74%
Toroparu (10%) (17)	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.01	0.41	89%
Total Gold			3.36			2.45			5.81

SILVER WHEATON 2014 FIRST QUARTER REPORT [28]

Attributable Measured & Indicated Resources (1,2,3,4,5,9,18)
As of December 31, 2013 unless otherwise noted (6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Silver
Peñasquito (25%) (14)
Mill	8.1	23.5	6.1	62.1	30.8	61.5	70.2	30.0	67.6
Heap Leach	0.1	11.1	0.02	1.0	15.8	0.5	1.0	15.6	0.5
Pascua-Lama (25%) (14)	3.7	26.4	3.1	35.7	22.3	25.5	39.4	22.7	28.7
Yauliyacu (11, 12)	0.7	120.4	2.6	5.4	228.5	39.6	6.1	216.5	42.2
Neves-Corvo
Copper	4.8	49.4	7.7	24.6	52.8	41.7	29.4	52.2	49.4
Zinc	13.3	60.5	25.9	55.3	55.3	98.3	68.6	56.3	124.2
Rosemont (15)	38.5	3.0	3.7	197.7	2.7	17.1	236.2	2.7	20.8
Constancia	73.0	2.4	5.6	299.0	2.0	19.4	372.0	2.1	25.0
Mineral Park (15)	-	-	-	539.4	2.3	40.5	539.4	2.3	40.5
Zinkgruvan
Zinc	0.7	146.4	3.5	3.4	123.5	13.5	4.1	127.6	17.0
Copper	1.4	23.3	1.0	0.6	37.0	0.7	1.9	27.2	1.7
Aljustrel
Zinc	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Copper	-	-	-	0.1	11.7	0.04	0.1	11.7	0.04
Campo Morado (75%)	7.7	114.0	28.2	5.0	110.0	17.8	12.7	112.4	46.0
Stratoni	0.2	213.9	1.1	0.2	224.3	1.3	0.3	219.4	2.3
Minto	7.5	3.6	0.9	32.3	3.4	3.5	39.8	3.4	4.3
Keno Hill (25%)
Underground	-	-	-	0.7	479.0	10.0	0.7	479.0	10.0
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Los Filos	9.9	11.5	3.6	71.4	7.1	16.2	81.3	7.6	19.8
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Total Silver			95.8			468.9			564.7
Gold
Salobo (25%) (16)	12.3	0.47	0.19	48.8	0.37	0.58	61.1	0.39	0.77
Sudbury (70%) (11)	-	-	-	23.1	0.34	0.25	23.1	0.34	0.25
Constancia (50%)	36.5	0.05	0.06	149.5	0.04	0.18	186.0	0.04	0.23
Minto	7.5	0.42	0.10	32.3	0.32	0.33	39.8	0.34	0.43
Toroparu (10%) (17)	0.9	0.87	0.03	7.9	0.83	0.21	8.8	0.84	0.24
Total Gold			0.37			1.55			1.92

SILVER WHEATON 2014 FIRST QUARTER REPORT [29]

Attributable Inferred Resources (1,2,3,4,5,9,18)
As of December 31, 2013 unless otherwise noted (6)

	Inferred
	Tonnage	Grade	Contained
	Mt	g/t	Moz
Silver
Peñasquito (25%) (14)
Mill	10.2	30.8	10.1
Heap Leach	0.4	14.5	0.2
San Dimas (10, 14)	7.3	309.5	73.0
Pascua-Lama (25%) (14)	4.9	20.1	3.2
Yauliyacu (11, 12)	5.8	180.8	33.5
777 (13, 14)	0.8	30.6	0.8
Neves-Corvo
Copper	24.7	44.7	35.5
Zinc	22.5	51.0	36.9
Rosemont (15)	104.5	3.3	11.1
Constancia	200.0	1.9	12.0
Mineral Park (15)	362.2	2.7	31.1
Zinkgruvan
Zinc	5.0	83.0	13.3
Copper	0.6	34.0	0.7
Aljustrel
Zinc	8.7	50.4	14.0
Copper	4.7	16.0	2.4
Campo Morado (75%)	1.6	105.0	5.4
Stratoni	0.5	169.0	2.7
Minto	16.2	3.2	1.7
Keno Hill (25%)
Underground	0.2	368.9	2.5
Los Filos	191.7	6.0	36.8
Loma de La Plata (12.5%)	0.2	76.0	0.4
Total Silver			327.2
Gold
Salobo (25%) (16)	37.0	0.31	0.37
Sudbury (70%) (11)	7.2	0.27	0.06
777 (13, 14)	0.4	1.77	0.02
Constancia (50%)	100.0	0.03	0.10
Minto	16.2	0.30	0.16
Toroparu (10%) (17)	13.0	0.74	0.31
Total Gold			1.02

SILVER WHEATON 2014 FIRST QUARTER REPORT [30]

Notes:

1.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101, or the AusIMM JORC equivalent.

2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).

3.
Individual qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) for the following operations are as follows:

a.
Salobo mine – Christopher Jacobs, CEng MIMMM (Vice President and Mining Economist), James Turner, CEng MIMMM (Senior Mineral Process Engineer), Barnard Foo, P.Eng., M.Eng., MBA (Senior Mining Engineer) and Jason Ché Osmond, FGS, C.Geol, EurGeol (Senior Geologist) all of whom are employees of Micon International Ltd.

b.
All other operations and development projects: the Company’s QPs Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); Samuel Mah, M.A.Sc., P.Eng. (Senior Director, Project Evaluations), both employees of the Company (the “Company’s QPs”).

4.
The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.  The Minto mine, Campo Morado mine, Neves-Corvo mine, Zinkgruvan mine and Aljustrel mine report Mineral Resources inclusive of Mineral Reserves.  The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.
Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2013 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Mineral Resources and Mineral Reserves for Toroparu project are reported as of March 31, 2013.

b.	Mineral Resources and Mineral Reserves for Neves-Corvo mine and Zinkgruvan mine are reported as of June 30, 2013.

c.	Mineral Resources and Mineral Reserves for Mineral Park mine are reported as of June 1, 2013.

d.	Mineral Resources and Mineral Reserves for Rosemont project are reported as of August 28, 2012.

e.	Mineral Resources for the Constancia project (including Pampacancha Deposit) are reported as of September 30, 2013.

f.	Mineral Resources and Mineral Reserves for Aljustrel’s Feitais and Moinho mines are reported as of November 30, 2010. Mineral Resources for the Estaçao project are reported as of December 31, 2007.

g.	Mineral Resources for Campo Morado’s El Largo, El Rey, Naranjo and Reforma projects are reported as of October 13, 2005.

h.
Mineral Resources for Keno Hill’s Elsa Tailings project are reported as of April 22, 2010, Lucky Queen and Onek projects as of July 27, 2011, Bermingham project as of June 27, 2012, Flame and Moth project as of January 30, 2013, Bellekeno mine Inferred Mineral Resources as of May 31, 2012 and Bellekeno mine Indicated Mineral Resources as of September 30, 2013.

i.	Mineral Resources for Loma de La Plata project are reported as of May 20, 2009.

7.	Process recoveries are the average percentage of silver or gold in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

8.	Mineral Reserves are estimated using appropriate process recovery rates and the following commodity prices:

a.	Peñasquito mine - $1,300 per ounce gold, $22 per ounce silver, $3.00 per pound copper, $0.90 per pound lead and $0.90 per pound zinc.

b.	San Dimas mine – 2.7 grams per tonne gold equivalent cut-off assuming $1,250 per ounce gold and $20.00 per ounce silver.

c.	Pascua-Lama project, Lagunas Norte and Veladero mines - $1,100 per ounce gold, $21.00 per ounce silver and $3.00 per pound copper.

d.	Yauliyacu mine - $22.00 per ounce silver, $3.27 per pound copper, $0.98 per pound lead and $0.91 per pound zinc.

e.	777 mine – $1,250 per ounce gold, $25.00 per ounce silver, $3.00 per pound copper and $1.06 per pound zinc.

f.	Neves-Corvo mine – 1.6% copper cut-off for the copper Reserve and 4.8% zinc cut-off for all the zinc Reserves.

g.	Rosemont project - $4.90 per ton NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper and $15.00 per pound molybdenum.

h.	Constancia project - $1,250 per gold ounce, $25.00 per ounce silver, $3.00 per pound copper and $14.00 per pound molybdenum.

i.	Mineral Park mine – 0.21% copper equivalent cut-off assuming $3.90 per ounce silver, $2.60 per pound copper and $9.95 per pound molybdenum.

j.	Zinkgruvan mine – 3.8% zinc equivalent cut-off for the zinc Reserve assuming $2.50 per pound copper and $1.00 per pound lead and zinc and 1.5% copper cut-off for the copper Reserve.

k.	Aljustrel mine – 1.5% copper cut-off for all copper Reserves, 4.5% zinc cut-off for all zinc Reserves.

l.	Campo Morado mine - $1,350 per ounce gold, $23 per ounce silver, $3.27 per pound copper, $1.04 per pound lead and $1.14 per pound zinc.

m.	Stratoni mine – 16.85% zinc equivalent assuming $1,250 per ounce gold, $16.50 per ounce silver, $3.00 per pound copper, $0.95 per pound lead and $0.86 per pound zinc.

n.	Minto mine – 0.5% copper cut-off for Open Pit and $64.4 per tonne NSR cut-off for Underground assuming $300 per ounce gold, $3.90 per ounce silver and $2.50 per pound copper.

o.	Cozamin mine - $40 per tonne NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper, $0.85 per pound lead and $0.80 per pound zinc.

p.	Los Filos mine - $1,300 per ounce gold and $22.00 per ounce silver.

q.	Salobo mine – 0.249% copper equivalent cut-off assuming $1,200 per ounce gold and $3.45 per pound copper.

r.	Sudbury mines - $1,543 per ounce gold, $8.34 per pound nickel, $3.64 per pound copper, $1,59 per ounce platinum, $718 per ounce palladium and $13.75 per pound cobalt.

s.	Toroparu project - $1,070 per ounce gold for fresh rock and $970 per ounce gold for saprolite.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a.	Peñasquito mine - $1,500 per ounce gold, $24.00 per ounce silver, $3.50 per pound copper, $1.00 per pound lead and $1.00 per pound zinc.

b.	San Dimas mine – 0.2 grams per tonne gold equivalent assuming $1,300 per ounce gold and $20.00 per ounce silver.

c.	Pascua-Lama project – $1,500 per ounce gold, $24.00 per ounce silver and $3.50 per pound copper.

d.	Yauliyacu mine – $30.00 per ounce silver.

e.	777 mine – $1,250 per ounce gold, $25.00 per ounce silver, $3.00 per pound copper and $1.06 per pound zinc.

SILVER WHEATON 2014 FIRST QUARTER REPORT [31]

f.	Neves-Corvo mine – 1.0% copper cut-off for the copper Resource and 3.0% zinc cut-off for the zinc Resource.

g.	Rosemont project – 0.30% copper equivalent cut-off for Mixed and 0.15% copper equivalent for Sulfide assuming $20.00 per ounce silver, $2.50 per pound copper and $15.00 per pound molybdenum.

h.	Constancia project – 0.12% copper cut-off for Constancia and 0.10% copper cut-off for Pampacancha.

i.	Mineral Park mine – 0.126% copper equivalent assuming $3.90 per ounce silver, $3.66 per pound copper and $13.65 per pound molybdenum.

j.	Zinkgruvan mine – 3.8% zinc equivalent cut-off for the zinc Resource assuming $2.50 per pound copper and $1.00 per pound lead and zinc and 1.0% copper cut-off for the copper Resource.

k.	Aljustrel mine – 1.5% copper cut-off for all copper Resources, 4.5% zinc cut-off for Feitais and Moinho mines zinc Resources and 4.0% for Estação zinc Resources.

l.	Campo Morado mine - $1,350 per ounce gold, $23 per ounce silver, $3.27 per pound copper, $1.04 per pound lead and $1.14 per pound zinc.

m.	Stratoni mine - $1,250 per ounce gold, $16.50 per ounce silver, $3.00 per pound copper, $0.95 per pound lead and $0.86 per pound zinc.

n.	Minto mine – 0.5% copper cut-off.

o.	Cozamin mine – $35 per tonne NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper, $0.85 per pound lead and $0.80 per pound zinc.

p.	Keno Hill mines:

i.	Bellekeno mine and Flame and Moth projects - $185 per tonne NSR cut-off assuming $1,400 per ounce gold, $22.50 per ounce silver, $0.95 per ounce lead and $0.85 per ounce zinc.

ii.	Bermingham project - $185 per tonne NSR cut-off assuming $1,350 per ounce gold, $23.00 per ounce silver, $0.95 per pound lead and $0.85 per pound zinc.

iii.	Lucky Queen and Onek projects - $185 per tonne NSR cut-off assuming $1,100 per ounce gold, $18.50 per ounce silver, $0.95 per pound lead and $0.90 per pound zinc.

iv.	Elsa Tailings project – 50 grams per tonne silver cut-off.

q.	Los Filos mine - $1,500 per ounce gold and $24.00 per ounce silver.

r.	Loma de La Plata project – $12.50 per ounce silver and $0.50 per pound lead.

s.	Salobo mine – 0.296% copper equivalent assuming $1,500 per ounce gold $3.67 per pound copper.

t.	Sudbury mines - $1,590 per ounce gold, $8.34 per pound nickel, $3.64 per pound copper, $1,59 per ounce platinum, $718 per ounce palladium and $13.75 per pound cobalt.

u.	Toroparu project - $1,350 per ounce gold.

10.
The San Dimas silver purchase agreement provides that from August 6, 2010 until August 5, 2014, Primero will deliver to the Company a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas mine and 50% of any excess, plus the Company will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp.  Beginning August 6, 2014, Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at San Dimas mine and 50% of any excess, for the life of the mine.

11.
The Company’s attributable Mineral Resources and Mineral Reserves for Lagunas Norte mine, Veladero mine, Cozamin mine and Yauliyacu mine, in addition to the Sudbury mines and 777 mine gold interests, have been constrained to the production expected for the various contracts.

12.
The Company’s Yauliyacu silver purchase agreement (March 2006) with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  Depending upon production levels, it is possible that the Company’s current attributable tonnage may not be mined before the agreement expires.

13.
The 777 precious metal purchase agreement provides that Hudbay will deliver 100% of the payable silver for the life of the mine and 100% of the payable gold until completion of the Constancia project, after which the gold stream will reduce to 50%.  The gold figures in this table represent the attributable 777 mine Mineral Resources and Mineral Reserves constrained to the production expected for the 777 precious metal purchase agreement.

14.
The scientific and technical information in this document regarding Peñasquito mine, San Dimas mine and Pascua-Lama project was sourced by the Company from the following SEDAR (www.sedar.com) filed documents:

a.	Peñasquito - Goldcorp annual information form filed on March 31,2014;

b.	San Dimas - Primero annual information form filed on March 31, 2014; and

c.	Pascua-Lama - Barrick Gold Corp. annual information form filed on March 31, 2014.

The Company QP’s have approved the disclosure of scientific and technical information in respect of Peñasquito mine, San Dimas mine and Pascua-Lama project in this document.

15.	The Mineral Park and Rosemont Resources and Reserves do not include the SX/EW leach material since this process does not recover silver.

16.	The Company has filed a technical report for the Salobo mine, which is available on SEDAR at www.sedar.com.

17.
The Company’s agreement with Sandspring is an early deposit structure whereby the Company will have the option to secure a 10% gold stream on the Toroparu project following the delivery of a feasibility study.

18.
Silver and gold are produced as by-product metal at all operations with the exception of silver at the Keno Hill mines and Loma de La Plata project and gold at the Toroparu project; therefore, the economic cut-off applied to the reporting of silver and gold Mineral Resources and Mineral Reserves will be influenced by changes in the commodity prices of other metals at the time.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 FIRST QUARTER REPORT [32]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver or gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates, statements as to any future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests and assessments of the impact of various legal and tax matters.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, operations, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver or gold; the absence of control over mining operations from which Silver Wheaton purchases silver and gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; differences in the interpretation or application of tax laws and regulations; and the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, the continuing ability to fund or obtain funding for outstanding commitments, the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, that the Company will be successful in challenging any reassessment by the CRA and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.  Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2013 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2014, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.  United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

SILVER WHEATON 2014 FIRST QUARTER REPORT [33]

Condensed Interim Consolidated Statements of Earnings

		Three Months Ended March 31
(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2014	2013
Sales	5	$165,379	$205,761
Cost of sales
Cost of sales, excluding depletion		$37,088	$30,410
Depletion		36,621	24,341
Total cost of sales		$73,709	$54,751
Earnings from operations		$91,670	$151,010
Expenses and other income
General and administrative 1	6	$10,110	$9,893
Foreign exchange gain		(281)	(111)
Interest expense	12	1,108	680
Other expense	7	910	2,845
		$11,847	$13,307
Earnings before income taxes		$79,823	$137,703
Income tax expense	18	(14)	(4,282)
Net earnings		$79,809	$133,421

Basic earnings per share		$0.22	$0.38
Diluted earnings per share		$0.22	$0.37
Weighted average number of shares outstanding
Basic	16	357,398	354,423
Diluted	16	357,940	356,382
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses		$2,182	$1,470

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2014 FIRST QUARTER REPORT [34]

Condensed Interim Consolidated Statements of Comprehensive Income

		Three Months Ended March 31
(US dollars in thousands - unaudited)	Note	2014	2013
Net earnings		$79,809	$133,421
Other comprehensive income (loss)
Items that will not be reclassified to net earnings
Gain (loss) on long-term investments - common shares held	9	$8,144	$(25,384)
Deferred income tax recovery	18	-	1,259
Total other comprehensive income (loss)		$8,144	$(24,125)
Total comprehensive income		$87,953	$109,296

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2014 FIRST QUARTER REPORT [35]

Condensed Interim Consolidated Balance Sheets

	Note	March 31	December 31
(US dollars in thousands - unaudited)		2014	2013
Assets
Current assets
Cash and cash equivalents	17	$81,970	$95,823
Accounts receivable	8	5,064	4,619
Other		1,212	845
Total current assets		$88,246	$101,287
Non-current assets
Silver and gold interests	10	$4,320,048	$4,228,484
Early deposit - gold interest	11	13,599	13,602
Long-term investments	9	48,945	40,801
Other		6,027	5,670
Total non-current assets		$4,388,619	$4,288,557
Total assets		$4,476,865	$4,389,844
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$17,655	$20,416
Dividends payable	13.2	25,019	-
Current portion of performance share units	15.1	1,380	718
Total current liabilities		$44,054	$21,134
Non-current liabilities
Long-term portion of bank debt	12	$997,750	$998,136
Deferred income taxes	18	2,151	2,191
Performance share units	15.1	1,235	1,837
Total non-current liabilities		$1,001,136	$1,002,164
Total liabilities		$1,045,190	$1,023,298
Shareholders' equity
Issued capital	13	$1,880,013	$1,879,475
Reserves	14	(15,817)	(25,618)
Retained earnings		1,567,479	1,512,689
Total shareholders' equity		$3,431,675	$3,366,546
Total liabilities and shareholders' equity		$4,476,865	$4,389,844
Commitments and contingencies	12, 19

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2014 FIRST QUARTER REPORT [36]

Condensed Interim Consolidated Statements of Cash Flows

		Three Months Ended March 31
(US dollars in thousands - unaudited)	Note	2014	2013
Operating activities
Net earnings		$79,809	$133,421
Adjustments for
Depreciation and depletion		36,688	24,393
Amortization of credit facility origination fees:
Interest expense		55	146
Amortization of credit facility origination fees - undrawn facilities	7	251	1,005
Interest expense		1,053	534
Equity settled stock based compensation		2,182	1,470
Performance share units	15.1	147	214
Deferred income tax (recovery) expense	18	(40)	4,239
Loss on fair value adjustment of share purchase warrants held	9	-	1,330
Investment income recognized in net earnings		(85)	(231)
Other		(78)	(4)
Change in non-cash working capital	17	(4,132)	(1,110)
Cash generated from operations		$115,850	$165,407
Interest paid - expensed		(1,046)	-
Interest received		28	205
Cash generated from operating activities		$114,832	$165,612
Financing activities
Bank debt repaid	12	$-	$(50,060)
Bank debt drawn	12	-	1,090,000
Credit facility origination fees		(600)	(11,518)
Share purchase warrants exercised		-	2,975
Share purchase options exercised		13	1,042
Cash generated from (applied to) financing activities		$(587)	$1,032,439
Investing activities
Silver and gold interests	10	$(125,082)	$(1,900,620)
Interest paid - capitalized to silver interests		(2,891)	(138)
Silver and gold interests - early deposit	11	(149)
Dividend income received		57	57
Other		(26)	(19)
Cash applied to investing activities		$(128,091)	$(1,900,720)
Effect of exchange rate changes on cash and cash equivalents		$(7)	$(12)
Decrease in cash and cash equivalents		$(13,853)	$(702,681)
Cash and cash equivalents, beginning of period		95,823	778,216
Cash and cash equivalents, end of period	17	$81,970	$75,535

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2014 FIRST QUARTER REPORT [37]

Condensed Interim Consolidated Statements of Shareholders’ Equity

			Reserves
(US dollars in thousands - unaudited)	Number of Shares	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	Long-Term Investment Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total
At January 1, 2013	354,376	$1,811,577	$7,201	$14,050	$2,553	$(25,514)	$(1,710)	$1,297,207	$3,107,074
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$133,421	$133,421
OCI 1		-	-	-	-	(24,125)	(24,125)	-	(24,125)
Total comprehensive income (loss)		$-	$-	$-	$-	$(24,125)	$(24,125)	$133,421	$109,296
Fair value of SBC 1		$-	$-	$1,276	$194	$-	$1,470	$-	$1,470
Options 1 exercised	67	1,362	-	(320)	-	-	(320)	-	1,042
RSUs 1 released	19	655	-	-	(655)	-	(655)	-	-
Warrants 1 exercised	149	3,381	(406)	-	-	-	(406)	-	2,975
Warrants 1 issued		-	53,572	-	-	-	53,572	-	53,572
Dividends (Note 13.2)		-	-	-	-	-	-	(49,646)	(49,646)
At March 31, 2013	354,611	$1,816,975	$60,367	$15,006	$2,092	$(49,639)	$27,826	$1,380,982	$3,225,783
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$242,074	$242,074
OCI 1		-	-	-	-	(51,972)	(51,972)	-	(51,972)
Total comprehensive income (loss)		$-	$-	$-	$-	$(51,972)	$(51,972)	$242,074	$190,102
Fair value of SBC 1		$-	$-	$6,178	$741	$-	$6,919	$-	$6,919
Options 1 exercised	348	7,089	-	(1,741)	-	-	(1,741)	-	5,348
Warrants 1 exercised	2,438	55,411	(6,650)	-	-	-	(6,650)	-	48,761
Dividends		-	-	-	-	-	-	(110,367)	(110,367)
At December 31, 2013	357,397	$1,879,475	$53,717	$19,443	$2,833	$(101,611)	$(25,618)	$1,512,689	$3,366,546
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$79,809	$79,809
OCI 1		-	-	-	-	8,144	8,144	-	8,144
Total comprehensive income		$-	$-	$-	$-	$8,144	$8,144	$79,809	$87,953
Fair value of SBC 1		$-	$-	$1,925	$257	$-	$2,182	$-	$2,182
Options 1 exercised	2	17	-	(4)	-	-	(4)	-	13
RSUs 1 released	22	521	-	-	(521)	-	(521)	-	-
Dividends (Note 13.2)		-	-	-	-	-	-	(25,019)	(25,019)
At March 31, 2014	357,421	$1,880,013	$53,717	$21,364	$2,569	$(93,467)	$(15,817)	$1,567,479	$3,431,675

1)
Definitions as follows: “OCI” = Other Comprehensive Income (Loss); “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “Warrants” = Share Purchase Warrants.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2014 FIRST QUARTER REPORT [38]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2014 (US Dollars - Unaudited)

1.	Description of Business and Nature of Operations

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a mining company which generates its revenue primarily from the sale of silver and gold.  Silver Wheaton Corp., which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principle place of business is at Suite 3150 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.  The Company trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol SLW.

The Company has entered into 20 long-term purchase agreements and one early deposit long-term purchase agreement associated with silver and/or gold (“precious metal purchase agreements”), relating to 24 different mining assets (19 of which are currently operating, and 5 of which are at various stages of development), whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment which is fixed by contract, generally at or below the prevailing market price.   During the three months ended March 31, 2014, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.12 and $381, respectively.  The primary drivers of the Company’s financial results are the volume of silver and gold production at the various mines and the price of silver and gold realized by Silver Wheaton upon sale.

The consolidated financial statements of the Company for the three months ended March 31, 2014 were authorized for issue in accordance with a resolution of the Board of Directors dated May 5, 2014, subject to certain conditions which were satisfied on May 8, 2014.

2.	Significant Accounting Policies

2.1.	Basis of Presentation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which have been measured at fair value as at the relevant balance sheet date.  The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000’s) unless otherwise noted.  References to “Cdn$” refer to Canadian dollars.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”).  The accounting policies applied in these unaudited condensed interim consolidated financial statements are based on International Financial Reporting Standards (“IFRS”) as issued by the IASB and have been prepared using the same accounting policies and methods of application as disclosed in Note 2 to the audited consolidated financial statements for the year ended December 31, 2013 and were consistently applied to all the periods presented unless otherwise stated below.  These unaudited condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual consolidated financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates.  It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at March 31, 2014 and the results of operations and cash flows for all periods presented have been made.  The interim results are not necessarily indicative of results for a full year.

2.2.	Future Changes in Accounting Policies

The IASB has issued the following new or amended standards:

Standards required with effective date to be determined:

•	IFRS 9 (2013) – Financial Instruments (amended 2013): The IASB recently suspended the originally planned effective date of January 1, 2015 and at present the effective date has not been determined.

SILVER WHEATON 2014 FIRST QUARTER REPORT [39]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2014 (US Dollars - Unaudited)

The Company adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010.  Early adoption of the above standards is permitted.

Based upon its current facts and circumstances, the Company does not expect to be materially affected by the application of these new standards.

3.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company’s condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Key Sources of Estimation Uncertainty1

3.1.	Attributable Reserve and Resource Estimates

Silver and gold interests are significant assets of the Company, with a carrying value of $4.3 billion at March 31, 2014.  This amount represents the capitalized expenditures related to the acquisition of the silver and gold interests, net of accumulated depletion.  The Company estimates the reserves and resources relating to each agreement.  Reserves are estimates of the amount of silver or gold that can be economically and legally extracted from the mining properties at which the Company has precious metal purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and gold produced from such mines.  The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and require complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of the Company’s silver and gold interests and depletion charges.

3.2.	Depletion

The Company’s silver and gold interests are separately allocated to reserves, resources and exploration potential.  The value allocated to reserves is classified as depletable and is depleted on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement.   To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation.  These calculations require the use of estimates and assumptions, including the amount of contained silver and gold, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used.  Changes to depletion rates are accounted for prospectively.

3.3.	Impairment of Assets

The Company assesses each silver and gold interest at the end of every reporting period to determine whether any indication of impairment exists.  The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and gold, and operating performance.

1
Statements made in this section contain forward-looking information.  Please see “Cautionary Note Regarding Forward-Looking Statements” in the Management’s Discussion and Analysis (“MD&A”) for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 FIRST QUARTER REPORT [40]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2014 (US Dollars - Unaudited)

3.4.	Valuation of Stock Based Compensation

The Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”).  The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 14.2, 14.3, and 15.1, respectively.

3.5.	Provisionally Priced Concentrate Sales

The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes and adjusted to fair value through revenue each reporting period, until the date of final settlement.  The calculation of the fair value of the embedded derivative requires the use of estimates and assumptions related to the future price of silver and/or gold.

3.6.	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit (the “CRA Audit”) by the Canada Revenue Agency (“CRA”) of the Company’s international transactions covering the 2005 to 2010 taxation years.  By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Critical Accounting Judgments1

3.7.	Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. As a result of the following factors, the Company has determined that the functional currency of each entity is the US dollar:

•	The Company’s revenue is denominated in US dollars;

•	The Company’s cash cost of sales is denominated in US dollars;

•	The majority of the Company’s cash is held in US dollars; and

•	The Company generally seeks to raise capital in US dollars.

Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

3.8.	Income Taxes

The interpretation and application of existing tax laws or regulations in Canada, the Cayman Islands, Luxembourg, Barbados, the Netherlands or any of the countries in which the mining operations are located or to which shipments of silver or gold are made requires the use of judgment.  Differing interpretation of these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.  In assessing the probability of realizing deferred income tax assets, management makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences.  Such estimates are based on forecasted cash flows.

1
Statements made in this section contain forward-looking information.  Please see “Cautionary Note Regarding Forward-Looking Statements” in the Management’s Discussion and Analysis (“MD&A”) for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 FIRST QUARTER REPORT [41]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2014 (US Dollars - Unaudited)

4.	Fair Value Measurements

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements (“IFRS 13”).

Level 1 -	Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 -
Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 -	Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	March 31, 2014
(in thousands)	Total	Level 1	Level 2	Level 3
Trade receivables from provisional concentrate sales, net of fair value adjustment	$2,123	$-	$2,123	$-
Long-term investments - common shares held	48,945	48,945	-	-
Long-term investments - warrants held	-	-	-	-
	$51,068	$48,945	$2,123	$-

	December 31, 2013
(in thousands)	Total	Level 1	Level 2	Level 3
Trade receivables from provisional concentrate sales, net of fair value adjustment	$2,457	$-	$2,457	$-
Long-term investments - common shares held	40,801	40,801	-	-
Long-term investments - warrants held	-	-	-	-
	$43,258	$40,801	$2,457	$-

The Company’s trade receivables and accrued liabilities from provisional concentrate sales are valued based on forward prices of silver and gold until the date of final settlement (Note 5).  As such, these receivables and / or liabilities are classified within Level 2 of the fair value hierarchy.

The Company’s long-term investments in common shares held are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

The fair value of the Company’s long-term investments in warrants held that do not have a quoted market price is determined by using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy.  The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

SILVER WHEATON 2014 FIRST QUARTER REPORT [42]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2014 (US Dollars - Unaudited)

Cash and cash equivalents are reported at amortized cost.  Other accounts receivables and accounts payables and accrued liabilities are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity.  Where necessary, other receivables are reported net of allowances for uncollectable amounts.

The Company’s bank debt (Note 12) is reported at amortized cost using the effective interest method.  The carrying value of the bank debt approximates its fair value.

5.	Revenue1

	Three Months Ended March 31
(in thousands)	2014		2013
Sales
Silver bullion sales
Silver credit sales	$104,592	63%	$142,783	69%
Concentrate sales	22,152	14%	35,115	17%
	$126,744	77%	$177,898	86%
Gold bullion sales
Gold credit sales	$30,330	18%	$16,704	8%
Concentrate sales	8,305	5%	11,159	6%
	$38,635	23%	$27,863	14%
Total sales revenue	$165,379	100%	$205,761	100%

Silver and Gold Credit Sales

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in the form of silver or gold credits, which is then sold through a network of third party brokers or dealers.  Revenue from silver and gold credit sales is recognized at the time of the sale of such credits, which is also the date that title to the silver or gold passes to the third party dealer or broker.  The Company will occasionally enter into forward contracts in relation to silver or gold deliveries that it is highly confident will occur within a given quarter.  No forward contracts were outstanding at March 31, 2014 or March 31, 2013.  The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of silver or gold.

Concentrate Sales

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders.  Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold.  Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays.  Final settlement generally occurs from three to six months after shipment. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting.

1
Statements made in this section contain forward-looking information.  Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 FIRST QUARTER REPORT [43]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2014 (US Dollars - Unaudited)

The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

At March 31, 2014, the Company had outstanding provisionally priced sales of $11.7 million (December 31, 2013 - $6.6 million) where the quotational period pricing was estimated based on the forward price for silver and gold.  These sales consisted of 0.4 million ounces of silver and 2,900 ounces of gold (December 31, 2013 - 0.3 million ounces of silver) which had a fair value loss adjustment of approximately $0.6 million (December 31, 2013 - fair value gain adjustment of approximately $0.2 million) associated with the embedded derivative. For each one cent per ounce increase or decrease in the realized silver price, revenue would increase or decrease by approximately $3,700 (December 31, 2013 - $3,400), and for each one dollar per ounce increase or decrease in the realized gold price, revenue would increase or decrease by approximately $2,900 (December 31, 2013 - n/a).

6.	General and Administrative

		Three Months Ended March 31
(in thousands)	Note	2014	2013
Salaries and benefits
Salaries and benefits, excluding PSUs		$3,424	$2,903
PSUs	15.1	1,045	214
Total salaries and benefits		$4,469	$3,117
Depreciation		67	51
Charitable donations		646	1,089
Professional fees		541	2,095
Other		2,205	2,071
Cash settled general and administrative		$7,928	$8,423
Equity settled stock based compensation (a non-cash expense)		2,182	1,470
Total general and administrative		$10,110	$9,893

7.	Other Expense (Income)

		Three Months Ended March 31
(in thousands)	Note	2014	2013
Dividend income		$(57)	$(57)
Interest income		(28)	(174)
Stand-by fees		715	692
Loss on long-term investments - share purchase warrants held	9	-	1,330
Amortization of credit facility origination fees - undrawn facilities	12	251	1,005
Other		29	49
Total other expense (income)		$910	$2,845

SILVER WHEATON 2014 FIRST QUARTER REPORT [44]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2014 (US Dollars - Unaudited)

8.	Accounts Receivable

		March 31	December 31
in thousands)	Note	2014	2013
Trade receivables from provisional concentrate sales, net of fair value adjustment	5	$2,123	$2,457
Other receivables		2,941	2,162
Total accounts receivable		$5,064	$4,619

9.	Long-Term Investments

	March 31	December 31
(in thousands)	2014	2013
Common shares held	$48,945	$40,801
Warrants held	-	-
	$48,945	$40,801

Common Shares Held

	Mar 31, 2014	Three Months Ended Mar 31, 2014	Dec 31, 2013
(in thousands)	Fair Value	Fair Value Adjustment Gains Included in OCI	Fair Value
Bear Creek	$ 22,201	$ 3,993	$ 18,208
Revett	4,256	430	3,827
Sabina	8,257	226	8,030
Other	14,231	3,495	10,736
	$ 48,945	$ 8,144	$ 40,801

SILVER WHEATON 2014 FIRST QUARTER REPORT [45]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2014 (US Dollars - Unaudited)

	Mar 31, 2013	Three Months Ended Mar 31, 2013
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in OCI
Bear Creek	$ 36,439	$ (7,691)
Revett	11,763	(3,061)
Sabina	21,773	(9,391)
Other	23,324	(5,241)
	$ 93,299	$ (25,384)

Warrants Held

	Mar 31, 2014	Three Months Ended Mar 31, 2014	Dec 31, 2013
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in Net Earnings	Fair Value
Warrants held	$ -	$ -	$ -

	Mar 31, 2013	Three Months Ended Mar 31, 2013
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in Net Earnings
Warrants held	$ 1,364	$ (1,330)

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments as a component of other comprehensive income (“OCI”).

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other Expense (Income).  Warrants that do not have a quoted market price have been valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

SILVER WHEATON 2014 FIRST QUARTER REPORT [46]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2014 (US Dollars - Unaudited)

10.	Silver and Gold Interests

March 31, 2014
Cost				Accumulated Depletion			Carrying Amount Mar 31, 2014
(in thousands)	Balance Jan 1, 2014	Additions	Balance Mar 31, 2014	Balance Jan 1, 2014	Depletion	Balance Mar 31, 2014
Silver interests
San Dimas	$190,331	$-	$190,331	$(32,839)	$(1,246)	$(34,085)	$156,246
Yauliyacu	285,292	-	285,292	(78,015)	(6,499)	(84,514)	200,778
Peñasquito	524,626	-	524,626	(52,337)	(5,479)	(57,816)	466,810
Barrick ¹	641,155	2,385	643,540	(40,048)	(1,177)	(41,225)	602,315
Other ²	690,182	125,745	815,927	(140,255)	(5,584)	(145,839)	670,088
	$2,331,586	$128,130	$2,459,716	$(343,494)	$(19,985)	$(363,479)	$2,096,237
Gold interests
777	$354,459	$-	$354,459	$(74,433)	$(5,178)	(79,611)	$274,848
Sudbury	623,864	-	623,864	(14,410)	(5,788)	(20,198)	603,666
Salobo	1,330,311	-	1,330,311	(7,828)	(4,877)	(12,705)	1,317,606
Other ³	47,976	55	48,031	(19,547)	(793)	(20,340)	27,691
	$2,356,610	$55	$2,356,665	$(116,218)	$(16,636)	$(132,854)	$2,223,811
	$4,688,196	$128,185	$4,816,381	$(459,712)	$(36,621)	$(496,333)	$4,320,048

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	Comprised of the Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777, Aljustrel, Loma de La Plata, Constancia and Rosemont silver interests.
3)	Comprised of the Minto, Constancia and Rosemont gold interests.

SILVER WHEATON 2014 FIRST QUARTER REPORT [47]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2014 (US Dollars - Unaudited)

December 31, 2013
Cost				Accumulated Depletion			Carrying Amount Dec 31, 2013
(in thousands)	Balance Jan 1, 2013	Additions	Balance Dec 31, 2013	Balance Jan 1, 2013	Depletion	Balance Dec 31, 2013
Silver interests
San Dimas	$190,331	$-	$190,331	$(27,395)	$(5,444)	$(32,839)	$157,492
Yauliyacu	285,292	-	285,292	(69,997)	(8,018)	(78,015)	207,277
Peñasquito	524,626	-	524,626	(37,354)	(14,983)	(52,337)	472,289
Barrick ¹	631,223	9,932	641,155	(33,487)	(6,561)	(40,048)	601,107
Other ²	563,114	127,068	690,182	(108,437)	(31,818)	(140,255)	549,927
	$2,194,586	$137,000	$2,331,586	$(276,670)	$(66,824)	$(343,494)	$1,988,092
Gold interests
777	$354,454	$5	$354,459	$(21,722)	$(52,711)	$(74,433)	$280,026
Sudbury	-	623,864	623,864	-	(14,410)	(14,410)	609,454
Salobo	-	1,330,311	1,330,311	-	(7,828)	(7,828)	1,322,483
Other ³	47,774	202	47,976	(17,188)	(2,359)	(19,547)	28,429
	$402,228	$1,954,382	$2,356,610	$(38,910)	$(77,308)	$(116,218)	$2,240,392
	$2,596,814	$2,091,382	$4,688,196	$(315,580)	$(144,132)	$(459,712)	$4,228,484

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	Comprised of the Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777, Aljustrel, Constancia, Loma de La Plata and Rosemont silver interests.
3)	Comprised of the Minto, Constancia and Rosemont gold interests.

SILVER WHEATON 2014 FIRST QUARTER REPORT [48]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2014 (US Dollars - Unaudited)

The value allocated to reserves is classified as depletable upon a mining operation achieving commercial production and is depleted on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine.  The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	March 31, 2014			December 31, 2013
(in thousands)	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total
Silver interests
San Dimas	$38,394	$117,852	$156,246	$26,842	$130,650	$157,492
Yauliyacu	64,352	136,426	200,778	45,229	162,048	207,277
Peñasquito	275,747	191,063	466,810	408,420	63,869	472,289
Barrick 1, 2	16,051	586,264	602,315	10,356	590,751	601,107
Other 3	211,250	458,838	670,088	209,395	340,532	549,927
	$605,794	$1,490,443	$2,096,237	$700,242	$1,287,850	$1,988,092
Gold interests
777	$231,871	$42,977	$274,848	$231,925	$48,101	$280,026
Sudbury	494,134	109,532	603,666	421,512	187,942	609,454
Salobo	977,256	340,350	1,317,606	971,504	350,979	1,322,483
Other 4	19,982	7,709	27,691	20,570	7,859	28,429
	$1,723,243	$500,568	$2,223,811	$1,645,511	$594,881	$2,240,392
	$2,329,037	$1,991,011	$4,320,048	$2,345,753	$1,882,731	$4,228,484

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	The amount reflected as depletable is based on the value of the reserves relating to the Lagunas Norte, Pierina and Veladero silver interests.
3)	Comprised of the Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777, Aljustrel, Loma de La Plata, Constancia and Rosemont silver interests.
4)	Comprised of the Minto, Constancia and Rosemont gold interests.

11.	Early Deposit – Gold Interest

On November 11, 2013, the Company entered into a life of mine early deposit precious metal purchase agreement (the “Early Deposit Agreement”) to acquire from Sandspring Resources Ltd. (“Sandspring”) an amount of gold equal to 10% of the gold production from its Toroparu project located in the Republic of Guyana, South America.  Silver Wheaton will pay Sandspring total cash consideration of $148.5 million, of which $13.5 million has been paid to date, with the additional $135 million to be payable on an installment basis to partially fund construction of the mine.  Under the Early Deposit Agreement, there will be a 90 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2015 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, where Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the early deposit of $11.5 million (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

SILVER WHEATON 2014 FIRST QUARTER REPORT [49]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2014 (US Dollars - Unaudited)

12.	Bank Debt

	March 31, 2014
(in thousands)	NRT Loan	Revolving Facility	Total

Current portion	$-	$-	$-
Long-term portion	1,000,000	-	1,000,000
Gross bank debt outstanding	$1,000,000	$-	$1,000,000
Less: unamortized debt issue costs¹	(2,250)	-	(2,250)
Net bank debt outstanding	$997,750	$-	$997,750
Three months ended March 31, 2014:
Interest capitalized during the period	$3,131	$-	$3,131
Interest expensed during the period	1,108	-	1,108
Total interest incurred during the period	$4,239¹	$-	$4,239
Effective interest rate	1.70%	n/a	1.70%

1)	Interest costs incurred under the NRT Loan during the three months ended March 31, 2014 includes the amortization of debt issue costs in the amount of $213,000.

	December 31, 2013
(in thousands)	Term Loan	NRT Loan	Revolving Facility	Bridge Facility	Total

Current portion	$-	$-	$-	$-	$-
Long-term portion	-	1,000,000	-	-	1,000,000
Gross bank debt outstanding	$-	$1,000,000	$-	$-	$1,000,000
Less: unamortized debt issue costs¹	-	(1,864)	-	-	(1,864)
Net bank debt outstanding	$-	$998,136	$-	$-	$998,136
Three months ended March 31, 2013:
Interest capitalized during the period	$75	$-	$-	$788	$863
Interest expensed during the period	-	-	-	680	680
Total interest incurred during the period	$75	$-	$-	$1,468¹	$1,543
Effective interest rate	1.11%	n/a	n/a	2.42%	2.29%

1)	Interest costs incurred under the Bridge Facility during the three months ended March 31, 2013 includes the amortization of debt issue costs in the amount of $316,000.

On February 28, 2013, the Company entered into two new unsecured credit facilities, comprised of (i) a $1 billion revolving credit facility having a 5-year term (the “Revolving Facility”); and (ii) a $1.5 billion bridge financing facility having a 1-year term (the “Bridge Facility”).  The Revolving Facility and Bridge Facility replaced the $400 million revolving term loan and the $200 million non-revolving term loan (the “Term Loan”), with the Company repaying the $50.1 million outstanding balance on the Term Loan during the three months ended March 31, 2013.  The Company paid upfront costs of $11.7 million in connection with these new facilities which have been recorded as an asset under the classification Other and are being amortized over the life of the respective credit facility.

SILVER WHEATON 2014 FIRST QUARTER REPORT [50]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2014 (US Dollars - Unaudited)

On March 11, 2013, the Company made a drawdown on the Bridge Facility of $1.09 billion to partially fund the upfront cash payment on the acquisition of the Sudbury and Salobo gold interests.  On April 8, 2013, the Company elected to reduce the amount available under the Bridge Facility to the then outstanding balance of $1.09 billion.  On April 29, 2013, the Company made a drawdown of $500 million under the Revolving Facility, using the proceeds to partially repay the amounts outstanding under the Bridge Facility, with a further repayment of $30 million being made under the Bridge Facility on May 10, 2013.

On May 28, 2013, the Company entered into a $1 billion non-revolving term loan ("NRT Loan") with a 3-year term.  On March 31, 2014, with the unanimous consent of lenders the term of the NRT loan was extended by one year.

The NRT Loan has been presented net of unamortized transaction costs in the amount of $2.3 million.  The transaction costs are being amortized as a component of interest over the life of the facility.

The Revolving Facility can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

At the Company’s option, amounts drawn under the Revolving Facility and the NRT Loan incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 1.20% to 2.20% or; (ii) the Bank of Nova Scotia’s Base Rate plus 0.20% to 1.20%.   Undrawn amounts under the Revolving Facility are subject to a stand-by fee of 0.24% to 0.44% per annum, dependent on the Company’s leverage ratio.

Under the credit facilities, the Company is required to maintain a leverage ratio less than or equal to 3.5:1 (4.5:1 during the six month period following any acquisition greater than $400 million) and a tangible net worth greater than 80% of the tangible net worth at September 30, 2012 plus 50% of the positive net earnings for each fiscal quarter thereafter.

The Company is in compliance with the debt covenants described above.

The Company’s bank debt is classified as a financial liability and reported at amortized cost using the effective interest method.

The required principal payments under the NRT Loan and the Revolving Facility over the remaining terms are as follows:

Fiscal Year	NRT Loan	Revolving Facility	Total

2014	$-	$-	$-
2015	-	-	-
2016	-	-	-
2017	1,000,000	-	1,000,000
2018	-	-	-
	$1,000,000	$-	$1,000,000

SILVER WHEATON 2014 FIRST QUARTER REPORT [51]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2014 (US Dollars - Unaudited)

13.	Issued Capital

	Note	March 31	December 31
(US dollars in thousands)		2014	2013
Issued capital
Share capital issued and outstanding: 357,420,532 common shares (December 31, 2013: 357,396,778 common shares)	13.1	$1,880,013	$1,879,475

13.1.	Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series.  As at March 31, 2014, the Company had no preference shares outstanding.

A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2013 to March 31, 2014 is presented below:
	Number of Shares	Weighted Average Exercise Price
At January 1, 2013	354,375,852
Share purchase options exercised	67,250	Cdn$15.55
Share purchase warrants exercised	148,750	US$20.00
Restricted share units released	18,999	$0.00
At March 31, 2013	354,610,851
Share purchase options exercised	347,883	Cdn$15.67
Share purchase warrants exercised	2,438,044	US$20.00
At December 31, 2013	357,396,778
Share purchase options exercised	1,666	Cdn$9.08
Restricted share units released	22,088	$0.00
At March 31, 2014	357,420,532

SILVER WHEATON 2014 FIRST QUARTER REPORT [52]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2014 (US Dollars - Unaudited)

13.2.	Dividends Declared

During the three months ended March 31, 2014, the Company declared dividends to its shareholders in the amount of $0.07 per common share for total dividends of $25.0 million, to be paid on April 15, 2014.  For the comparable period in 2013, the Company declared dividends to its shareholders of $0.14 per common share for total dividends of $49.6 million, to be paid on April 12, 2013.

14.	Reserves

	Note	March 31	December 31
(in thousands)		2014	2013
Reserves
Share purchase warrants	14.1	$53,717	$53,717
Share purchase options	14.2	21,364	19,443
Restricted share units	14.3	2,569	2,833
Long-term investment revaluation reserve, net of tax	14.4	(93,467)	(101,611)
Total reserves		$(15,817)	$(25,618)

14.1.	Share Purchase Warrants

A continuity schedule of the Company’s share purchase warrants (“warrants”) from January 1, 2013 to March 31, 2014 is presented below:
	Warrants Outstanding	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve
At January 1, 2013	2,619,340	$20.00	1.00	$7,201
Issued	10,000,000	65.00	1.00	53,572
Exercised	(148,750)	20.00	1.00	(406)
At March 31, 2013	12,470,590	$20.00	1.00	$60,367
Exercised	(2,438,044)	20.00	1.00	(6,650)
Expired	(32,546)	20.00	1.00	-
At December 31, 2013 and March 31, 2014	10,000,000	$65.00	1.00	$53,717

The warrants with an exercise price of $20.00, which traded on the TSX under the symbol SLW.WT.U, expired on September 5, 2013.

In connection with the Company’s acquisition of the Sudbury gold purchase agreement, on February 28, 2013, the Company issued to Vale warrants to purchase 10 million shares of Silver Wheaton common stock at an exercise price of $65 per warrant.  The warrants, which expire on February 28, 2023, were valued using a Black-Scholes option pricing model.

Each warrant entitles the holder the right to purchase one of the Company’s common shares.

14.2.	Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted for five years.  The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two years.

SILVER WHEATON 2014 FIRST QUARTER REPORT [53]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2014 (US Dollars - Unaudited)

Each share purchase option converts into one ordinary share of Silver Wheaton on exercise.  No amounts are paid or payable by the recipient on receipt of the option.  The options do not carry rights to dividends or voting rights.  Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant.  The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected stock price volatility; historical data has been considered in setting the assumptions.  Expected volatility is determined by considering the trailing 30-month historic average share price volatility.  The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Three Months Ended March 31
	2014	2013
Black-Scholes weighted average assumptions
Grant date share price and exercise price	Cdn$26.07	Cdn$31.88
Expected dividend yield	1.18%	1.09%
Expected volatility	40%	40%
Risk-free interest rate	1.15%	1.06%
Expected option life, in years	2.5	2.5
Weighted average fair value per option granted	Cdn$6.24	Cdn$7.65

A continuity schedule of the Company’s share purchase options reserve from January 1, 2013 to March 31, 2014 is presented below:
(in thousands)	Share Purchase Options Reserve
At January 1, 2013	$ 14,050
Recognition of fair value of share purchase options issued	1,276
Share purchase options exercised	(320)
At March 31, 2013	$ 15,006
Recognition of fair value of share purchase options issued	6,178
Share purchase options exercised	(1,741)
At December 31, 2013	$ 19,443
Recognition of fair value of share purchase options issued	1,925
Share purchase options exercised	(4)
At March 31, 2014	$ 21,364

During the three months ended March 31, 2014, the Company issued 1,098,000 share purchase options with a weighted average exercise price of Cdn$26.07 and a fair value of $6.1 million or Cdn$6.24 per option.  For the comparable period in 2013, the Company issued 1,120,000 share purchase options with a weighted average exercise price of Cdn$31.88 and a fair value of $8.4 million or Cdn$7.65 per option.

SILVER WHEATON 2014 FIRST QUARTER REPORT [54]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2014 (US Dollars - Unaudited)

Equity settled stock based compensation expense during the three months ended March 31, 2014 included the recognition of $1.9 million of the fair value of the share purchase options issued, compared to $1.3 million during the comparable period in 2013.

At March 31, 2014, there were 4,126,096 share purchase options outstanding with a weighted average exercise price of Cdn$26.75 per option.  For the comparable period in 2013, there were 3,378,645 share purchase options outstanding with a weighted average exercise price of Cdn$26.69 per option.

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2013 to March 31, 2014 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price
At January 1, 2013	2,331,695	Cdn$23.91
Granted (fair value - $8.4 million or Cdn$7.65 per option)	1,120,000	31.88
Exercised	(67,250)	15.55
Forfeited	(5,800)	35.15
At March 31, 2013	3,378,645	Cdn$26.69
Granted (fair value - $0.5 million or Cdn$5.67 per option)	93,000	24.21
Exercised	(347,883)	15.67
Expired	(92,000)	41.58
Forfeited	(2,000)	37.88
At December 31, 2013	3,029,762	Cdn$27.28
Granted (fair value - $6.1 million or Cdn$6.24 per option)	1,098,000	26.07
Exercised	(1,666)	9.08
At March 31, 2014	4,126,096	Cdn$26.75

As it relates to share purchase options, during the three months ended March 31, 2014, the weighted average share price at the time of exercise was Cdn$26.19 per share, as compared to Cdn$35.57 per share during the comparable period in 2013.

14.3.	Restricted Share Units (“RSUs”)

RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date.  This cash payment is reflected as a component of net earnings under the classification General and Administrative.

SILVER WHEATON 2014 FIRST QUARTER REPORT [55]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2014 (US Dollars - Unaudited)

A continuity schedule of the Company’s restricted share units reserve from January 1, 2013 to March 31, 2014 is presented below:

(in thousands)	Restricted Share Units Reserve
At January 1, 2013	$ 2,553
Recognition of fair value of RSUs issued	194
Restricted share units released	(655)
At March 31, 2013	$ 2,092
Recognition of fair value of RSUs issued	741
At December 31, 2013	$ 2,833
Recognition of fair value of RSUs issued	257
Restricted share units released	(521)
At March 31, 2014	$ 2,569

During the three months ended March 31, 2014, the Company issued 38,000 RSUs with a fair value of $0.9 million or Cdn$26.07 per RSU.  For the same period in 2013, the Company issued 33,500 RSUs with a fair value of $1.0 million or Cdn$31.88 per RSU.

Equity settled stock based compensation expense during the three months ended March 31, 2014 included the recognition of $0.3 million of the fair value of RSUs issued, compared to $0.2 million during the comparable period in 2013.

At March 31, 2014, there were 164,604 RSUs outstanding. For the comparable period in 2013, there were 144,692 RSUs outstanding.

14.4.	Long-Term Investment Revaluation Reserve

The Company’s long-term investments in common shares (Note 9) are held for long-term strategic purposes and not for trading purposes.  Upon the application of IFRS 9, Financial Instruments, the Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings.  As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability.  To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced.  However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains to offset the loss.

SILVER WHEATON 2014 FIRST QUARTER REPORT [56]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2014 (US Dollars - Unaudited)

A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2013 to March 31, 2014 is presented below:

	Change in Fair Value due to:
(in thousands)	Share Price	Foreign Exchange	Tax Effect	Total
At January 1, 2013	$ (49,668)	$ 25,398	$ (1,244)	$ (25,514)
Unrealized (loss) gain on LTIs 1	(23,398)	(1,986)	-	(25,384)
Deferred income tax recovery	-	-	1,259	1,259
At March 31, 2013	$ (73,066)	$ 23,412	$ 15	$ (49,639)
Unrealized (loss) gain on LTIs 1	(50,678)	(1,819)	-	(52,497)
Deferred income tax recovery	-	-	525	525
At December 31, 2013	$(123,744)	$ 21,593	$ 540	$(101,611)
Unrealized loss on LTIs 1	10,063	(1,919)	-	8,144
At March 31, 2014	$(113,681)	$ 19,674	$ 540	$ (93,467)

1)	LTI’s refers to long-term investments in common shares held.

15.	Stock Based Compensation

The Company’s stock based compensation consists of share purchase options (Note 14.2), restricted share units (Note 14.3) and performance share units (Note 15.1).  The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

15.1.	Performance Share Units (“PSUs”)

The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Silver Wheaton common share on the expiry of the performance period.  The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies, the price of silver and the Philadelphia Gold and Silver Index.

The PSUs accumulate dividend equivalents in the form of additional units based on the dividends paid on the Company’s common shares.  Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period.  The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

During the three months ended March 31, 2014, the Company issued 267,250 PSUs as compared to 161,000 PSUs during the comparable period of the previous year.

General and administrative expense during the three months ended March 31, 2014 included a $1.0 million accrual related to the anticipated fair value of the PSUs issued using a performance factor ranging from 85% to 144%, compared to a $0.2 million accrual during the comparable period in 2013 using a performance factor ranging from 132% to 167%.

A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) from January 1, 2013 to March 31, 2014 is presented below:

SILVER WHEATON 2014 FIRST QUARTER REPORT [57]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2014 (US Dollars - Unaudited)

Number of PSUs outstanding
At January 1, 2013	109,011
Granted	161,000
At March 31, 2013	270,011
Granted	2,000
Dividend equivalent participation	4,901
At December 31, 2013	276,912
Granted	267,250
Paid	(34,873)
Forfeited	(3,050)
At March 31, 2014	506,239

16.	Earnings Per Share (“EPS”) and Diluted Earnings Per Share (“Diluted EPS”)

Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended March 31
(in thousands)	2014	2013
Basic weighted average number of shares outstanding	357,398	354,423
Effect of dilutive securities
Share purchase options	392	753
Share purchase warrants	-	1,075
Restricted share units	150	131
Diluted weighted average number of shares outstanding	357,940	356,382

The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$26.03, compared to Cdn$34.07 for the comparable period in 2013.

	Three Months Ended March 31
(in thousands)	2014	2013
Share purchase options	3,061	440
Share purchase warrants	10,000	10,000
Total	13,061	10,440

SILVER WHEATON 2014 FIRST QUARTER REPORT [58]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2014 (US Dollars - Unaudited)

17.	Supplemental Cash Flow Information

	Three Months Ended March 31
(in thousands)	2014	2013
Change in non-cash working capital
Accounts receivable	$(445)	$874
Accounts payable and accrued liabilities	(3,320)	(1,830)
Other	(367)	(154)
Total change in non-cash working capital	$(4,132)	$(1,110)

	March 31	December 31
(in thousands)	2014	2013
Cash and cash equivalents comprised of:
Cash	$81,970	$95,823
Cash equivalents	-	-
Total cash and cash equivalents	$81,970	$95,823

Cash equivalents include short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity of less than three months.

18.	Income Taxes

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended March 31
(in thousands)	2014	2013
Current income tax expense related to foreign jurisdictions	$54	$43
Deferred income tax (recovery) expense
Origination and reversal of temporary differences	$(40)	$2,819
Write down of previously recognized temporary differences	-	1,420
	$(40)	$4,239
Income tax expense recognized in net earnings	$14	$4,282

Income tax recognized in OCI is comprised of the following:

	Three Months Ended March 31
(in thousands)	2014	2013
	$-	$(1,259)

SILVER WHEATON 2014 FIRST QUARTER REPORT [59]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2014 (US Dollars - Unaudited)

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Three Months Ended March 31
(in thousands)	2014	2013
Earnings before income taxes	$79,823	$137,703
Canadian federal and provincial income tax rates¹	26.00%	25.00%
Income tax expense based on above rates	$20,754	$34,426
Non-deductible portion of capital losses (non-taxable portion of capital gains)	-	166
Non-deductible stock based compensation and other	695	505
Differences in tax rates in foreign jurisdictions	(21,435)	(32,241)
Change in unrecognized temporary differences	-	1,426
Income tax expense	$14	$4,282

1)
The BC corporate tax rate increased from 10% to 11% on April 1, 2013, resulting in an increase in the Company’s statutory tax rate from 25% during the three months ended March 31, 2013 to 26% for the three months ended March 31, 2014.

The majority of the Company’s income generating activities, including the sale of silver and gold, is conducted by its 100% owned subsidiaries SW Caymans and, prior to 2013, SST Barbados.  SW Caymans operates in the Cayman Islands and is subject to a statutory tax rate of 0% and SST Barbados operated in Barbados and was subject to a statutory tax rate of between 0.5% and 2.5%.

The movement in deferred income tax assets and liabilities for the three months ended March 31, 2014 and the year ended December 31, 2013 is shown below:

	Three Months Ended March 31, 2014
	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery Recognized In OCI	Recognized In Shareholders' Equity	Closing Balance
Recognized deferred income tax assets and liabilities
Deferred tax assets
Non-capital losses	$12,437	$376	$-	$-	$12,813
Financing fees	1,725	(94)	-	-	1,631
Other	1,333	33	-	-	1,366
Deferred tax liabilities
Interest capitalized for accounting	(84)	-	-	-	(84)
Silver and gold interests	(17,547)	(258)	-	-	(17,805)
Other	(55)	(17)	-	-	(72)
Total	$(2,191)	$40	$-	$-	$(2,151)

SILVER WHEATON 2014 FIRST QUARTER REPORT [60]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2014 (US Dollars - Unaudited)

	Year Ended December 31, 2013
Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery Recognized In OCI	Recognized In Shareholders' Equity	Closing Balance
Deferred tax assets
Non-capital losses	$9,419	$3,018	$-	$-	$12,437
Financing fees	1,279	446	-	-	1,725
Capital losses	2,304	(2,304)	-	-	-
Other	669	664	-	-	1,333
Deferred tax liabilities
Interest capitalized for accounting	(9,949)	9,865	-	-	(84)
Foreign exchange on debt	(268)	268	-	-	-
Long-term investments	(2,036)	252	1,784	-	-
Silver and gold interests	(10,668)	(6,879)	-	-	(17,547)
Other	-	(55)	-	-	(55)
Total	$(9,250)	$5,275	$1,784	$-	$(2,191)

The recognized deferred income tax assets and liabilities are offset on the balance sheet.  Deferred income tax assets in Canada not recognized are shown below:

	March 31	December 31
	2014	2013
Capital losses	$8,747	$8,747
Unrealized losses on long-term investments	13,239	14,298
Total	$21,986	$23,045

SILVER WHEATON 2014 FIRST QUARTER REPORT [61]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2014 (US Dollars - Unaudited)

19.	Commitments and Contingencies1

The following table summarizes the Company’s commitments to pay for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1, 2		Term of Agreement	Date of Contract
	Silver	Gold	Silver	Gold
San Dimas	100% 3	0%	$4.16	n/a	Life of Mine	15-Oct-04
Yauliyacu	100% ⁴	0%	$4.12	n/a	20 years	23-Mar-06
Peñasquito	25%	0%	$4.05	n/a	Life of Mine	24-Jul-07
777	100%	100%/50% 5	$5.906	$4006	Life of Mine	8-Aug-12
Salobo	0%	25%	n/a	$400	Life of Mine	28-Feb-13
Sudbury	0%	70%	n/a	$400	20 years	28-Feb-13
Barrick
Pascua-Lama	25%	0%	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	0%	$3.90	n/a	6 years 7	8-Sep-09
Pierina	100%	0%	$3.90	n/a	6 years 7	8-Sep-09
Veladero	100% 8	0%	$3.90	n/a	6 years 7	8-Sep-09
Other
Los Filos 3	100%	0%	$4.20	n/a	25 years	15-Oct-04
Zinkgruvan	100%	0%	$4.21	n/a	Life of Mine	8-Dec-04
Stratoni	100%	0%	$4.06	n/a	Life of Mine	23-Apr-07
Minto	100%	100% 9	$4.02	$309	Life of Mine	20-Nov-08
Cozamin	100%	0%	$4.16	n/a	10 years	4-Apr-07
Neves-Corvo	100%	0%	$4.06	n/a	50 years	5-Jun-07
Aljustrel	100%	0%	$4.02	n/a	50 years	5-Jun-07
Mineral Park	100%	0%	$3.94	n/a	Life of Mine	17-Mar-08
Campo Morado	75%	0%	$3.98	n/a	Life of Mine	13-May-08
Keno Hill	25%	0%	$3.90	n/a	Life of Mine	2-Oct-08
Rosemont	100%	100%	$3.90	$450	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	0%	$4.00	n/a	Life of Mine	n/a 10
Constancia	100%	50% ¹¹	$5.906	$4006	Life of Mine	8-Aug-12
Early Deposit
Toroparu	100%	10% ¹²	n/a	$400	Life of Mine	11-Nov-13

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)
Until August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton is committed to purchase an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp for a per ounce cash payment equal to that applicable under the Los Filos silver purchase agreement.  After August 6, 2014, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

4)
To a maximum of 4.75 million ounces per annum.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  The cumulative shortfall as at March 23, 2014, representing the eight year anniversary, was 17.6 million ounces.

5)
The Company’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life.

6)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 year term.
7)	The Company is committed to purchase silver production from the currently producing mines until December 31, 2016.
8)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
9)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
10)	Terms of the agreement not yet finalized.
11)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
12)
During the 90 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2015 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the early deposit of $11.5 million (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

1
Statements made in this section contain forward-looking information.  Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 FIRST QUARTER REPORT [62]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2014 (US Dollars - Unaudited)

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates					Other Commitments
(in thousands)	2014	2015 - 2017	2018 - 2019	After 2019	Sub-Total		Total
Bank debt ¹	$-	$1,000,000	$-	$-	$1,000,000	$-	$1,000,000
Interest ²	10,818	42,850	-	-	53,668	-	53,668
Silver and gold interest payments ³
Rosemont ⁴	-	-	-	-	-	231,150	231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Constancia	-	-	-	-	-	135,000	135,000
Toroparu	-	-	-	-	-	135,000	135,000
Operating leases	353	3,383	2,091	5,480	11,307	-	11,307
Total contractual obligations	$11,171	$1,046,233	$2,091	$5,480	$1,064,975	$533,550	$1,598,525

1)	At March 31, 2014, the Company had $1.0 billion outstanding on the NRT Loan and $Nil outstanding on the Revolving Facility.
2)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see Salobo section, below).
4)	Includes contingent transaction costs of $1.1 million.

Rosemont

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Augusta Resource Corporation total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata

In connection with the Company’s election to convert the debenture with Pan American Silver Corp. (“Pan American”) into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Constancia

In connection with the Constancia precious metal purchase agreement, the Company is committed to pay Hudbay an additional payment of $135 million to be made once capital expenditures of $1.35 billion has been incurred at Constancia.  Silver Wheaton has the option to make this payment in either cash or Silver Wheaton shares, with the number of shares to be determined at the time the payment is made1.

Salobo

Vale is in the process of expanding the mill throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its current 12 Mtpa. If throughput capacity is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $67 million if throughput capacity is expanded to 28 Mtpa by January 1, 2031 up to $400 million if throughput capacity is expanded to 40 Mtpa prior to January 1, 2021.

1
If Silver Wheaton shares are used, the number of common shares will be calculated based on the volume weighted average trading price of the Company on the Toronto Stock Exchange for the ten consecutive trading days immediately prior to the date the consideration is payable.

SILVER WHEATON 2014 FIRST QUARTER REPORT [63]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2014 (US Dollars - Unaudited)

Toroparu

In connection with the Toroparu early deposit precious metal purchase agreement, the Company is committed to pay Sandspring additional payments of $135 million on an installment basis to partially fund construction of the mine.  During the 90 day period following the delivery of the Feasibility Documentation, or after December 31, 2015 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the early deposit of $11.5 million (on the basis that $2 million of the advanced $13.5 million is non-refundable) or, at Sandspring’s option, the stream percentage will be reduced from 10% to 0.774% (equivalent to the pro-rata stream based on a full purchase price of $11.5 million).

Other1

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit (the “CRA Audit”) by the Canada Revenue Agency (the “CRA”) of the Company’s international transactions covering the 2005 to 2010 taxation years, which is currently ongoing.  The Company has not received any notice of reassessment for the 2005 to 2010 taxation years in connection with the CRA Audit.  In the event that CRA issues one or more notices of reassessment for material amounts of tax, interest and penalties, the Company is prepared to vigorously defend its position.

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur.  The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.  Based on information available to management at May 8, 2014, the outstanding legal and tax matters are not expected to have a material adverse effect on the Company.  However, if the Company is unable to resolve any of these matters favorably, or if CRA issues one or more notices of reassessment for material amounts of tax, interest and penalties, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations.  In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

1
The assessment by management of the expected impact of the CRA Audit on the Company is “forward-looking information”. Statements in respect of the impact of the CRA Audit are based on the expectation that the Company will be successful in challenging any assessment by CRA. Statements in respect of the CRA Audit are subject to known and unknown risks including that the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect.  Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2014 FIRST QUARTER REPORT [64]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2014 (US Dollars - Unaudited)

20.	Segmented Information

Operating Segments

The Company’s reportable operating segments, which are the components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s CEO, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Three Months Ended March 31, 2014
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas 1	$31,608	$6,376	$1,246	$23,986	$25,232	$156,246
Yauliyacu	22,166	4,520	6,499	11,147	17,646	200,778
Peñasquito	37,562	7,451	5,479	24,632	30,111	466,810
Barrick 2	7,407	1,407	1,177	4,823	6,765	602,315
Other 3	28,001	5,866	5,584	16,551	23,288	670,088
	$126,744	$25,620	$19,985	$81,139	$103,042	$2,096,237
Gold
777	$8,039	$2,517	$5,178	$344	$5,522	$274,848
Sudbury	8,812	2,751	5,788	273	6,060	1,317,606
Salobo	13,479	4,224	4,877	4,378	9,255	603,666
Other 4	8,305	1,976	793	5,536	5,886	27,691
	$38,635	$11,468	$16,636	$10,531	$26,723	$2,223,811
Total silver and gold interests	$165,379	$37,088	$36,621	$91,670	$129,765	$4,320,048
Corporate
General and administrative				$(10,110)
Other				(1,751)
Total corporate				$(11,861)	$(14,933)	$156,817
Consolidated	$165,379	$37,088	$36,621	$79,809	$114,832	$4,476,865

1)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont, Loma de La Plata and Constancia silver interests.

4)	Comprised of the operating Minto gold interest and the non-operating Rosemont and Constancia gold interests.

SILVER WHEATON 2014 FIRST QUARTER REPORT [65]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2014 (US Dollars - Unaudited)

Three Months Ended March 31, 2013
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas 1	$53,903	$7,641	$1,509	$44,753	$46,262	$161,427
Yauliyacu	4,759	608	856	3,295	4,151	214,439
Peñasquito	43,574	5,865	3,875	33,834	37,709	483,397
Barrick 2	23,625	2,937	1,912	18,776	24,592	596,621
Other 3	52,037	7,224	7,075	37,738	45,692	447,675
	$177,898	$24,275	$15,227	$138,396	$158,406	$1,903,559
Gold
777	$15,372	$3,766	$7,546	$4,060	$7,634	$325,191
Sudbury	179	44	91	44	134	1,330,022
Salobo	1,153	288	334	531	865	623,776
Other 4	11,159	2,037	1,143	7,979	8,734	29,443
	$27,863	$6,135	$9,114	$12,614	$17,367	$2,308,432
Total silver and gold interests	$205,761	$30,410	$24,341	$151,010	$175,773	$4,211,991
Corporate
General and administrative				$(9,893)
Other				(7,696)
Total corporate				$(17,589)	$(10,161)	$188,262
Consolidated	$205,761	$30,410	$24,341	$133,421	$165,612	$4,400,253

1)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont, Loma de La Plata and Constancia silver interests.

4)	Comprised of the operating Minto gold interest and the non-operating Rosemont gold interest.

SILVER WHEATON 2014 FIRST QUARTER REPORT [66]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2014 (US Dollars - Unaudited)

Geographic Segments

The Company’s geographical segments, which are based on the location of the mining operations to which the silver or gold interests relate, are summarized in the tables below:

	Three Months Ended March 31, 2014
	Sales	Carrying Amount
(in thousands)		Silver Interests	Gold Interests
North America
Canada	$27,483	$138,027	$905,949
United States	833	37,835	-
Mexico	80,106	696,013	-
Europe
Greece	2,941	30,911	-
Portugal	3,608	30,000	-
Sweden	7,356	50,412	-
South America
Argentina / Chile 1	1,650	609,806	-
Brazil	13,479	-	1,317,605
Peru	27,923	503,233	257
Consolidated	$165,379	$2,096,237	$2,223,811

1	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

	Three Months Ended March 31, 2013
	Sales	Carrying Amount
(in thousands)		Silver Interests	Gold Interests
North America
Canada	$33,494	$147,437	$978,410
United States	3,657	38,680	-
Mexico	116,523	727,641	-
Europe
Greece	4,795	36,593	-
Portugal	6,277	31,530	-
Sweden	11,478	53,413	-
South America
Argentina / Chile 1	14,833	599,434	-
Brazil	1,153	-	1,330,022
Peru	13,551	268,831	-
Consolidated	$205,761	$1,903,559	$2,308,432

1	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

SILVER WHEATON 2014 FIRST QUARTER REPORT [67]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2014 (US Dollars - Unaudited)

21.	Subsequent Events

Declaration of Dividend

On May 5, 2014, the Board of Directors declared a dividend in the amount of $0.07 per common share as per the Company’s stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the previous four quarters operating cash flow.  This dividend is payable to shareholders of record on May 20, 2014 and is expected to be distributed on or about May 30, 2014.

SILVER WHEATON 2014 FIRST QUARTER REPORT [68]

CORPORATE
INFORMATION

CANADA – HEAD OFFICE
SILVER WHEATON CORP.
Park Place, Suite 3150
666 Burrard Street
Vancouver, BC V6C 2X8
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE
SILVER WHEATON (CAYMANS) LTD.
Unit #5 - 201 Governors Square
23 Lime Tree Bay Avenue
P.O. Box 1791 George Town, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: SLW
New York Stock Exchange: SLW

DIRECTORS
LAWRENCE BELL
GEORGE BRACK
JOHN BROUGH
PETER GILLIN
CHANTAL GOSSELIN
DOUGLAS HOLTBY, CHAIRMAN
EDUARDO LUNA
WADE NESMITH
RANDY SMALLWOOD

OFFICERS
RANDY SMALLWOOD
President & Chief Executive Officer

CURT BERNARDI
Senior Vice President,
Legal & Corporate Secretary

GARY BROWN
Senior Vice President &
Chief Financial Officer

PATRICK DROUIN
Senior Vice President,
Investor Relations

HAYTHAM HODALY
Senior Vice President,
Corporate Development

TRANSFER AGENT
CST TRUST COMPANY
1600 - 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 682 3860

E: inquiries@canstockta.com

AUDITORS
DELOITTE LLP
Vancouver, BC

INVESTOR RELATIONS
PATRICK DROUIN
Senior Vice President, Investor Relations
T:      1 604 684 9648
TF:    1 800 380 8687
E:       info@silverwheaton.com

SILVER WHEATON CORP.
666 BURRARD STREET, SUITE 3150, VANCOUVER, BC V6C 2X8, CANADA
T: 1 604 684 9648    F: 1 604 684 3123    WWW.SILVERWHEATON.COM